Tractebel Energia
SUEZ

RECEIVED
2007 DEC -3 A 10:25
CORPORATE FINANCE

Florianópolis, November 13th, 2007. CE DF-0048/2007

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

07028404

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Minutes of the Eighty-fourth Meeting of the Board of Directors;
- Press Release related to the 03Q2007;
- Policiy for the Disclosure of Material Information and Trading of Shares; and
- Results Presentation 03Q2007.

We are also enclosing a copy of the 03Q2007 Information Report - ITR and Report of Contracts with Related Parties. These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

cc.: Juliana Dager, The Bank Of New York

Tractebel Energia
SUEZ

CNPJ/MF 02.474.103/0001-19 – NIRE 42300024338-4
A PUBLICLY HELD COMPANY

MINUTES OF THE EIGHTY-FOURTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On November 8 2007 at 9:00 a.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antônio Barbosa, José Pais Rangel, Antonio Alberto Gouvêa Vieira and, in the light of the absence of the effective director, Dirk Beeuwsaert, the respective alternate, Gil de Methodio Maranhão Neto. The meeting was presided by the Chairman of the Board of Directors Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt should act as the meeting's secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the matters on the **Agenda of the Day** in discussion as itemized in the **convening notice CA-010/2007** of October 31 2007 as follows: **Item 1** – To approve the Quarterly Information Report for the 3rd quarter 2007; **Item 2** – To approve the Policy for the Disclosure of Material Information and the Trading of Shares; **Item 3** – Presentation of the Company's 2008/2011 Business Risks and Opportunities Matrix; **Item 4** – To approve the Board of Directors' Internal Charter; **Item 5** - To approve the constitution of a limited liability company to participate in the acquisition of a new company; **Item 6** – To approve the purchase and sale agreement of electric energy; **Item 7** – To approve the rollover of a Floating Rate Note; **Item 8** – To approve the installation of a desulfurization system and the substitution of the electrostatic precipitators by baghouse filters at the Charqueadas Thermoelectric Power Plant; and **Item 9** – General Matters. **RESOLUTIONS:** Following discussion of the matters, the Chairman put to the vote the items on the Agenda of the Day, the Members of the Board resolving as follows: **Item 1 – Unanimously** approved, pursuant to DD-337-0001 of November 5 2007 and RAD DCO-0009/2007 of October 16 2007, duly filed at the Company, the Quarterly Information Report for 2007, the Directors understanding that it adequately represents the Company's numbers and results for the period; **Item 2 – Unanimously** approved the document "Policy for Disclosure of Material Information and the Trading of Shares" of the Company, prepared in accordance with CVM Instruction 358/2002, as amended by CVM Instructions 369/2002 and 449/2007, with the purpose of establishing practices for disclosing and use of material information as well as the policy for trading in the Company's shares; **Item 3** –The matter under this item shall be presented at the next meeting of the Board of Directors; **Item 4 – Unanimously** approved the Board of Directors' Internal Charter, prepared for guiding the integral and free exercising of the position of director and to assure the efficacy of the contribution of each Member of the Board in line with the standards of values, ethics and integrity that each one of the said members is expected to observe; **Item 5 – Unanimously** approved the constitution of a limited liability company with an initial capital stock of R$ 1,000.00 (one thousand Reais), divided into 1,000 (one thousand) quotas, with a nominal

value of R$ 1.00 (one Real), the company permitted to admit minority partners, having as its corporate purpose "to participate in the capital of other companies, either as a shareholder or partner, as well as in consortia", and with an indeterminate duration. The Management Board is hereby authorized to take all the measures and practice all the necessary acts to execute this resolution, including with respect to the date of constitution of the company; **Item 6 – Unanimously** approved the signature of the agreement for the purchase and sale of electric energy according to the presented "Contract Statement", duly filed with the Company; **Item 7 – Unanimously** approved, pursuant to DD-336-0003 of October 29 2007 and RAD DF-0006/2007 of October 29 2007, duly filed with the Company, the rollover of the Floating Rate Note referred to therein, with an interest rate of Euribor + up to 3% (three percent), for a period of up to 8 (eight) years; **Item 8 – Unanimously** approved pursuant to the "Justification" presented, duly filed with the Company, the installation of a desulfurization system and the substitution of the electrostatic precipitators by baghouse filters at the Charqueadas Thermoelectric Power Plant, the Management Board being authorized to take all measures and practice all acts deemed necessary for the execution of this resolution. The floor being given to the Directors present and no other point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, as secretary, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Rio de Janeiro, RJ, November 8 2007.

Maurício Stolle Bähr Chairman	Manoel Arlindo Zaroni Torres Director
Victor-Frank de Paula Rosa Paranhos Director	José Pais Rangel Director
Luiz Antônio Barbosa Director	Antonio Alberto Gouvêa Vieira Director
Gil de Methodio Maranhão Neto Alternate Director	José Moacir Schmidt Secretary

Tractebel Energia
SUEZ

CONTRATOS COM O MESMO GRUPO
TRACTEBEL ENERGIA S.A.

Item	Contratos com o Mesmo Grupo – Objeto e Características do Contrato	Vínculo com a Cia. (1)	Valor Original – R$ mil	Valor Original – Data	Data de Vencimento ou Prazo	Condições de Rescisão ou de Término	Saldo Remanescente – R$ mil	Saldo Remanescente – Data
01	Compra de Energia entre Tractebel Energia ("TBLE") e Itá Energética S.A. – ITASA. (61 MW)	Controlada	238.866	15.01.2001	30 anos	- falência/concordata - inadimplemento de obrigações não sanadas - falta de pagamento - se a Tractebel Energia deixar de ser acionista da ITASA	641.801	30.09.2007
02	Compra de Energia entre Tractebel Energia ("TBLE") e Itá Energética S.A. – ITASA. (167 MW)	Controlada	2.218.873	15.01.2001	30 anos	- falência/concordata - inadimplemento de obrigações não sanadas - falta de pagamento - se a Tractebel Energia deixar de ser acionista da ITASA	2.142.203	30.09.2007
03	Empréstimos e Financiamentos: ITASA/ BNDES/ TBLE (como a interveniente garantidora)	Controlada	242.000(*)	15.03.2001	15.09.2013	- inadimplemento de obrigações não sanadas - inadimplemento face ao BNDES por outras empresas do grupo econômico de que a ITASA pertence (cross-default) - alteração do controle acionário da ITASA, sem anuência do BNDES - procedimento judicial que possa afetar as garantias	149.242(*)	30.09.2007
04	Empréstimos e Financiamentos: (Repasse BNDES): ITASA/ UNIBANCO/ TBLE (como a interveniente garantidora)	Controlada	140.000(*)	15.03.2001	15.09.2013	- Idem Contrato nº 03.	86.334 (*)	30.09.2007
05	Empréstimos e Financiamentos: (Repasse BNDES): ITASA/ BRADESCO/ TBLE (como a interveniente garantidora)	Controlada	50.000(*)	15.03.2001	15.09.2013	- Idem Contrato nº 03.	30.834(*)	30.09.2007

(*) O valor refere-se ao total do Contrato por parte da controlada em conjunto Itá Energética S.A. – ITASA. A Tractebel Energia possui participação acionária de 48,75% nesta sociedade.

CONTRATOS COM O MESMO GRUPO
TRACTEBEL ENERGIA S.A.

ITEM	CONTRATOS COM O MESMO GRUPO OBJETO E CARACTERÍSTICAS DO CONTRATO	VÍNCULO COM A CIA. (1)	VALOR ORIGINAL		DATA DE VENCIMENTO OU PRAZO	CONDIÇÕES DE RESCISÃO OU DE TÉRMINO	SALDO REMANESCENTE	
			R$ MIL	DATA			R$ MIL	DATA
06	Empréstimos e Financiamentos: (Repasse BNDES): ITASA/ ITAÚ/ TBLE (como a interveniente garantidora)	Controlada	50.000(*)	15.03.2001	15.09.2013	- Idem Contrato nº 03.	30.834(*)	30.09.2007
07	Empréstimos e Financiamentos: (Repasse BNDES): ITASA/ SAFRA/ TBLE (como a interveniente garantidora)	Controlada	30.000(*)	15.03.2001	15.09.2013	- Idem Contrato nº 03.	17.501(*)	30.09.2007
08	Empréstimos e Financiamentos: (Repasse BNDES): ITASA/ VOTARANTIM/ TBLE (como a interveniente garantidora)	Controlada	30.000(*)	15.03.2001	15.09.2013	- Idem Contrato nº 03.	17.501(*)	30.09.2007
09	Debêntures: ITASA/ BNDES e Mercado/ TBLE (como a interveniente garantidora) 1ª Série	Controlada	84.000(*)	21.03.2001	01.12.2013	- Idem Contrato nº 03.	66.179(*)	30.09.2007
10	Debêntures: ITASA/ BNDES e Mercado/ TBLE (como a interveniente garantidora) 2ª Série	Controlada	84.000(*)	21.03.2001	01.06.2013	- Idem Contrato nº 03.	53.395(*)	30.09.2007
11	Contrato de Operação e Manutenção da UHE ITA – Tractebel Energia / ITASA	Controlada	186.137	11.09.1998	30 anos	Rescisão por qualquer das partes por inadimplências previstas no contrato ou irregularidades que forem constatadas e não sanadas no período de 180 dias.	200.015	30.09.2007

(*) **O valor refere-se ao total do Contrato por parte da controlada em conjunto Itá Energética S.A. – ITASA. A Tractebel Energia possui participação acionária de 48,75% nesta sociedade.**

Tractebel Energia
SUEZ



Generating Energy for Life

Florianópolis - November 2007

Disclaimer



The information contained herein has been prepared by Tractebel Energia S.A. ("Tractebel Energia" or the "Company") solely for meetings held with investors and/or potential investors. This material does not constitute offering material in whole or part, and you must obtain further information before making an investment decision in respect of the common shares of the Company.

This material has been prepared solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any *securities and should not be treated as giving investment advice. It is not targeted to the specific investment objectives, financial situation* or particular needs of any recipient. No representation or warranty, either express or implied, is made as to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment. Any opinions expressed in this material are subject to change without notice and Tractebel Energia is not under obligation to update or keep current the information contained herein. In addition, Tractebel Energia has been informed that their affiliates, agents, directors, partners and employees may make purchases and/or sales as principals or may act as market makers or provide investment banking or other services to the Company. The Company and their respective affiliates, agents, directors, partners and employees accept no liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this material.

You should consult your own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem necessary, and you must make your own investment, hedging or trading decision based upon your own judgment and advice from such advisers as you deem necessary and not upon any view expressed in this material.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements include projections of economic growth and energy demand and supply, as well as information about competitive position, the regulatory environment, potential opportunities for growth and other matters. Several factors may adversely affect the estimates and assumptions on which these statements are based, many of which are beyond our control.



Market Share, Assets and Sales

Shareholding Structure


SUEZ
100.00%
SUEZ Energy Brasil
100.00%
SUEZ Energy South America Participações
40.07%
Consórcio Estreito Energia
68.71%
Tractebel Energia SUEZ
TBLE3 NOVO MERCADO
99.99%
Cia. Energética São Salvador
99.99%
Lages Bioenergética
48.75%
ITASA
99.99%
Cia. Energética Meridional
99.99%
Tractebel Energia Comercializadora
99.99%
Delta Energética
2.82%
Machadinho Energética
99.99%
Lagoa Formosa Bioenergética

Asset Overview

Tractebel Energia
SUEZ

Balanced installed capacity portfolio (72% hydro and 28% thermal), strategic location and 3,183 MW of assured energy from 13 plants fully operated by Tractebel Energia.

Hydro Power Plants	Installed Capacity (MW)	Assured Energy (aMW)
(1) Salto Santiago	1,420	723
(2) Itá	1,090[1]	513[1]
(3) Salto Osório	1,078	522
(4) Cana Brava	450	273
(5) Machadinho	404[1]	147[1]
(6) Passo Fundo	226	119
Total	4,668	2,297

Thermal Power Plants	Installed Capacity (MW)	Assured Energy (aMW)
(7) Jorge Lacerda Complex[2]	857	598
(8) William Arjona	190	177
(9) Charqueadas	72	45
(10) Alegrete	66	41
(11) Lages	28	25
Total	1,213	886

Power Plants Under Construction	Installed Capacity (MW)	Assured Energy (aMW)
(12) São Salvador (Hydro)	243	148
(13) Estreito (Hydro)[3]	435[1]	256[1]
Total	678	404

Notes: [1] Portion owned by Tractebel Energia.
[2] Complex comprised of 3 power plants.
[3] Project to be transferred from SUEZ in 1H08.


Legend
Hydro
Thermal
Under construction

Leading Position in the Generation Sector

Tractebel Energia SUEZ

Tractebel Energia is the largest private player in the Brazilian generating market...

Private Sector – Installed Capacity (GW)



5.9
2.7
2.3
1.5
1.1
1.0
1.0
Tractebel Energia
AES Tietê
Duke Paranapanema
CPFL
Neo Energia
Endesa
Energias do Brasil

Brazil – Installed Capacity[1,2]



Others 28%
Eletrobrás 34%
Duke Paranapanema 2%
AES Tietê 3%
Copel 5%
Tractebel Energia 6%
Cemig 7%
Itaipu 7%
Cesp 8%

Source: ANEEL and Companies' websites.

Notes:
1 Amount corresponding to SIN – National Interlinked System.
2 Includes only the Brazilian part of Itaipu.

...and is well positioned to play a consolidating role.



Client Portfolio Management

Tractebel Energia
SUEZ

Client Breakdown (based on contracted energy)



3%
15%
66%
3%
22%
52%
1%
29%
43%
3%
35%
45%
1%
35%
46%
2004
2005
2006
2007E
2008E
Distribution Companies
Trading Companies
Free Customers
Exports

First to consistently serve the free market...



• Flexibility (prices, terms and conditions)
Maximizes portfolio's efficiency
• Solid client relationship
Liason with some free customers
• Largest consumer market
• Regulated and unregulated contracts
Long-term cash flow predictability

...to maximize portfolio's efficiency.

Strategy

Uncontracted Profile Benefits from Expected Higher Prices

Tractebel Energia SUEZ

Scenario of supply and demand indicates potential raise of energy prices.

Energy Market Outlook



Difference between Supply and Demand (avg MW)
4,000
2,000
0
-2,000
-4,000
-6,000
200
180
160
140
120
100
80
(R$/MWh)
EFFECTS OF THE NATURAL GAS CRISIS
MARKET NEEDS
88.15
105.94
124.08
130.59
133.80
128,61
2007E
2008E
2009E
2010E
2011E
2012E
2013E
Supply - Demand (net)
PPAs Average Prices

Tractebel Energia's Uncontracted Energy

(average MW)



10
46
86
329
8.7%¹
857
23.9%¹
653
18.5%¹
2007
2008
2009
2010
2011
2012

Nota:
[1] Percentage of Total Resources.

Source: Tractebel Energia's internal study based on ONS' Operations Monthly Program of September 2007 and on SFG/ANEEL's report of September 2007. Includes the results of the 5th New Energy Auction.

Note: Prices are based on the average prices of both existing and new energy auctions starting supply in that given year weighted by the volume transacted (base: September 2007).

Energy Balance

As of September 30, 2007

(avg MW)	2007	2008	2009	2010	2011	2012	Auction Price (R$/MWh)	Reference Date	Price Adjusted as of Sep. 30, 2007 (R$/MWh)
Own Resources	3,189	3,009	3,143	3,178	3,365	3,402			
+ Purchases for Resale	508	417	467	598	217	130			
= Total Resources (A)	3,697	3,426	3,610	3,776	3,582	3,532			
Government Auction Sales*	10	160	1,034	1,234	1,382	1,638			
2004-EE-08	10	10	10	10	10	10	70.9	Dec-04	78.3
2005-EE-08	-	150	150	150	150	150	81.6	Apr-05	89.2
2005-EE-08	-	-	381	381	381	381	94.0	Oct-05	100.8
2005-NE-30	-	-	-	200	200	200	115.1	Dec-05	122.3
2006-NE-30	-	-	493	493	493	493	128.4	Jun-06	134.0
2006-NE-30	-	-	-	-	148	148	135.0	Nov-06	140.2
2007-NE-30	-	-	-	-	-	256	126.6	Jun-07	128.1
+ Bilateral Sales	3,677	3,220	2,490	2,213	1,343	1,241			
= Total Sales (B)	3,687	3,380	3,524	3,447	2,725	2,879			
Balance (A - B)	10	46	86	329	857	653			
Sales Average Price (R$/MWh) *1:	85.7	89.5	90.3						
Purchases Average Price (R$/MWh) *2:	51.2	70.6	80.5						

* XXXX-YY-ZZ, where:

XXXX ⇨ year of auction

YY ⇨ EE = existing energy or NE = new energy

ZZ ⇨ supply contract duration (in years)

*1: Sales price is net of ICMS and taxes over revenues (PIS/COFINS, R&D).
*2: Purchase net price, considering benefits from PIS/COFINS credits.

Note: The balance considers the energy generated by the projects São Salvador and Estreito, which start of operations are scheduled for 1Q09 and 3Q10, respectively. From 2Q07 on the resume of the energy proceeding from the contract with CIEN was disregarded.



Growth

Growth of Installed Capacity: Project under Construction - I

Tractebel Energia
SUEZ

São Salvador hydro power plant started construction in 3Q06.

Project Description

São Salvador Hydro Plant	
Installed Capacity:	243 MW
Assured Energy:	148 MW
Investment (R$ mm):	866
Start of construction:	2006
Start of operations:	2009



The sale of 148 MW occurred at the new energy auction held in October 2006, for a 30-year period, as from 2011.

Growth of Installed Capacity: Project under Construction - II

Tractebel Energia
SUEZ

Currently, the controlling shareholder is constructing a new plant that will be transferred to Tractebel Energia, adding 435 MW of installed capacity.

Project Description

Estreito Hydro Plant	
Installed Capacity:	1,087 MW
Assured Energy:	585 MW
Ownership:	40.1%
Investment (R$mm)[1]:	1,250
Start of construction[2]:	2007
Start of operations[2]:	2010
End of construction[2]:	2011

Notes:
[1] Estimated Tractebel Energia's investment in the project.
[2] Tractebel Energia's estimates.



The energy to be generated by the Estreito Hydro power plant was sold at the new energy auction held in October 2007, for a 30-year period, as from 2012.

Greenfield, Coal-Fired Project Under Development

- Coal-fired plant:


Mine
Site
TL
URUGUAI

- Candiota reserve, located in southern Brazil, offers the most abundant coal and also at the lowest price per BTU in Brazil.
- A 340 MW greenfield project is being developed to deliver energy as from 2012. The energy will be sold to the Brazilian or Uruguayan electricity market.
- Tractebel Energia has acquired the control of SPC Seival Ltda., which holds the rights for constructing a thermal project in the region, what can speed up the development of the plant.
- TIC of around US$ 850 MM.



Financial Performance

Net Revenues and EBITDA

Tractebel Energia
SUEZ

Efficient management of its client portfolio and focus on contracting strategies have paved the way for a substantial top line growth of both revenues and EBITDA.

Net Revenues (R$ million)[1]



CAGR = 11,3%
13.6%
2,184
2,288
2,706
1,991
2,262
2004
2005
2006
9M06
9M07

EBITDA (R$ million)[1]



CAGR = 10.6%
7.4%
1,304
1,451
1,595
1,258
1,352
2004
2005
2006
9M06
9M07

Note:
[1] Considering new accounting procedures.

EBITDA Margin and Net Income

Tractebel Energia
SUEZ

Consistent EBITDA margins and net income, ...

EBITDA Margin[1]



60%
63%
59%
63%
60%
2004
2005
2006
9M06
9M07

Net Income (R$ million)



CAGR = 12.4%
775
920
979
790
164
626
745
19.0%
2004
2005
2006
9M06
9M07
Non-recurring

Note:
[1] Considering new accounting procedures.

...allowing for a relevant dividend distribution.

Financial Drivers

Tractebel Energia
SUEZ

Energy Sold (Avg. MW)


3,782
3,738
3,903
3Q06
2Q07
3Q07

Average Price of Energy Sold (R$ / MWh)


81.7
87.3
89.0
3Q06
2Q07
3Q07

Note:
Figures are net of deductions and exclude exports.

EBITDA (R$ million)


442
388
513
3T06
2T07
3T07

Net Income (R$ million)


258
230
273
3Q06
2Q07
3Q07

Indebtedness

Tractebel Energia SUEZ

Evolution of leverage and exposure to foreign currency:



Debt Overview (R$ million)
(R$ million)
1,994
47%
53%
1,524
67%
33%
1.1x
1,278
70%
30%
0.8x
1,708
81%
19%
0.9x
42% Non Hedged
58% Hedged
831
877
2004
2005
2006
9M07
Cash 9M07
Net Debt 9M07
Total Debt / LTM EBITDA¹
Foreign Currency
Local Currency
Total Debt / LTM EBITDA¹

Note:
[1] LTM EBITDA = last twelve months EBITDA.

Debt Composition

Tractebel Energia
SUEZ

Considering hedge

Cost of Debt, Local and Foreign Currencies

Local Currency



Fixed
10%
IPCA
27%
IGP-M
15%
SELIC
5%

Foreign Currency



Floating
54%
Fixed
46%

Cost of Debt



EUR: 7% (Cost: 11.6%)
USD: 14% (Cost: 6.5%)
BRL: 79% (Cost: 11.1%)

Tractebel Energia's Investment Plan

Tractebel Energia SUEZ

Low recurring investments and relatively low expansion capex, supported by high level of cash flow generation.

Capital Expenditures[1] (R$ million)



400
35
Goodwill
(4% of total investment)
Book Value
269
273
214
187
137
159
87
38
44
69
96
59
50
72
2004
2005
2006
2007E
2008E
2009E
2010E
Recurring
São Salvador
Estreito

Note:
[1] Equity investment of Tractebel Energia.

Dividend Policy

Tractebel Energia SUEZ

- By-law minimum payout: 30% of net income.
- Management Commitment: minimum payout of 55% of net income.
- Payment frequency: semi-annual.

Dividends


R$ 1.13
95%
R$ 1.34
95%
R$ 1.43
95%
R$ 0.69
95%
2004
2005
2006
1H07
Earnings per Share (R$)
Pay-out
Dividend Yield¹

Note:
[1] Based on volume-weighted market price of ON shares in the period.

Contact

Marc Verstraete

Finance and Investor Relations Director
marc@tractebelenergia.com.br
+55 48 3221 7060

Antonio Previtali Jr.

Investor Relations Manager
previtali@tractebelenergia.com.br
+55 48 3221 7221

www.tractebelenergia.com.br

Attachments

Exposure to Spot Price due to:

- Thermal Generation
- Hydro Monthly Allocation



Thermal Side: Exposure to Spot Prices

Tractebel Energia
SUEZ

900 avgMW	⇨ Assured energy (on a yearly basis)
450 avgMW (maximum exposure)	⇨ Thermal substitution energy → purchase in spot market
450 avgMW	⇨ Dispatch due to an annual inflexibility (based on the purchase of some 200,000 tons of coal a month)

Note: 1) Tractebel Energia has been fully contracted → purchase of thermal substitution energy
2) On a monthly basis, differences may occur

Hydro Gencos Monthly Allocation of Resources

How does the allocation of resources at CCEE (the energy trading board) over the months interfere with a hydro genco quarterly results?

Annual Hydro Resources → monthly allocation over year x_1 (decision taken in Dec. year x_0) →


Net seller at CCEE
Total sales contracts
Net buyer at CCEE
Jan
Mar
May
Oct
Dec

- Hydro gencos can freely allocate their resources over the following year's months;
- Monthly fluctuations on sales is also a driver for exposure to spot price;
- Monthly energy differences are settled at spot price, i.e., PLD (Price for Settlement of Differences);
- As penalties apply for a net buyer, a "monthly closing" market is available for those gencos who need to cover up their position;
- The pricing for the "monthly closing" market is strongly linked to the spot price.

Mechanisms to Mitigate Exposure from the Thermal Side

Tractebel Energia SUEZ

As a consequence of the two previous slides, an appropriate monthly allocation of the hydro resources over the year can mitigate the exposure arising from the thermal substitution energy to be purchased at spot price. An example follows:



Total sales contracts
Thermal exposure
Hydro resources
Purchase contracts
Thermal inflexibility
month 1 = month 2 = month 3
month 1
month 2
month 3
Thermal exposure
Hydro exposure
Note: expoure box sizes are out of scale.

Main Drivers and Behavior of Spot Prices

Tractebel Energia
SUEZ

- Reservoir levels of hydro plants;
- Rainfall behavior;
- Forecast of demand for power;
- Current and future availability of power plants and transmission lines;
- Availability of natural gas.



thermal generation
variable cost (R$/MWh)
225
200
175
150
125
CJL's unit C
100
75
50
25
0
25
50
75
100
% of time
operating marginal cost =
spot price

Note: spot market monthly prices for SE-CW submarket from May 2003 to October 2007.

Conclusion: For 75% of the time the spot price is lower than R$50/MWh, and for almost 90% of the time it is lower than R$100/MWh.

A Look at the Power System

Tractebel Energia
SUEZ

Southern Submarket



100
90
80
70
60
50
40
30
20
10
0
200
175
150
125
100
75
50
25
0
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
May/07
Jun/07
Jul/07
Aug/07
Sep/07
Oct/07
Monthly spot price (R$/MWh)
Level of reservoirs (% EARmax)

Southeastern/Central-Western Submarket



100
90
80
70
60
50
40
30
20
10
0
200
175
150
125
100
75
50
25
0
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
May/07
Jun/07
Jul/07
Aug/07
Sep/07
Oct/07

Tractebel Energia
SUEZ



TRACTEBEL ENERGIA announces a record EBITDA of R$ 513.0 million in 3Q07

Net income reaches R$ 272.9 million in the period

Florianópolis, SC, Brazil, November 8, 2007 – Tractebel Energia S.A. (Bovespa: TBLE3, ADR: TBLEY)), the largest private sector electricity generating company in Brazil, announces the earnings for the third quarter and nine month period ending September 30, 2007 (3Q07 and 9M07). The information in this release is shown on a consolidated basis and in accordance with Brazilian accounting principles and practices. The values are expressed in Reais, except where otherwise indicated.

HIGHLIGHTS

- Net consolidated revenue for 3Q07 amounted to R$ 854.4 million, 23.0% above the 3Q06, reflecting the increase in exports to Argentina in addition to higher volumes and prices for contracting energy.

- The average sales contract price in 3Q07, net of deductions, was 17.9% higher than the 3Q06, leveraged by the more robust export business. Excluding the exports, the average sales price was 8.9% higher than the average for the same period in 2006.

- The Company recorded successive monthly records in July (3,575 GWh or 4,805 average MW) and August (3,662 GWh or 4,922 average MW), surpassing the record set in June 2007 of 3,445 GWh or 4,785 average MW.

- EBITDA reached a record R$ 513.0 million in the period, equivalent to an increase of 16.1% compared to R$ 441.9 million in 3Q06, again reflecting higher exports and improved prices and volumes for contracting energy.

- Net income for the period was R$ 272.9 million, corresponding to R$ 0.42 per share, a year-over-year improvement for the period of 5.9%. Net income reached R$ 744.6 million for the accumulated 9M07 period.

- On October 25, 2007, Tractebel Energia paid out interest on shareholders' equity of R$ 88.0 million, and interim dividends of R$ 360.1 million, both based on first semester 2007 net income.

- On September 25, 2007, Tractebel Energia was honored with the Transparency Trophy on the occasion of the 11th ANEFAC – FIPECAFI – SERASA Award for the Company's clear, precise and transparent 2006 financial statements.

3Q07

For immediate release

Additional information may be obtained by contacting the Investor Relations dept.:

Marc Verstraete
Finance and IR Director
marc@tractebelenergia.com.br

Antonio Previtali Jr.
IR Manager
previtali@tractebelenergia.com.br
Phone: (55 48) 3221-7221

Conference Call and Webcast
On 11/12/07: at 07:00 a.m. in Portuguese
at 09:00 a.m. in English
(both ET)

Further details on Upcoming Events section, available on page 13.

Visit our website
www.tractebelenergia.com.br

Summary of economic and operational indicators

Tractebel - Consolidated	Quarter			Accumulated		
In Millions of Reais	3Q07	3Q06	Chg.	9M07	9M06	Chg.
Gross operating revenue	928.7	772.1	20.3%	2,502.5	2,209.9	13.2%
Net operating revenue (NOR)	854.4	694.8	23.0%	2,261.6	1,990.6	13.6%
Result from service (EBIT)	455.3	389.8	16.8%	1,180.2	1,102.1	7.1%
EBITDA (1)	513.0	441.9	16.1%	1,351.9	1,258.2	7.4%
EBITDA / NOR - (%)	60.0	63.6	-3.6 p.p.	59.8	63.2	-3.4 p.p.
Net income	272.9	257.8	5.9%	744.6	790.3	-5.8%
Net debt	877.2	876.2	0.1%	877.2	876.2	0.1%
Energy sold (avg MW)	3,903	3,782	3.2%	3,759	3,682	2.1%
Number of employees	911	906	0.6%	911	906	0.6%

(1) EBITDA represents: operating results + financial results + depreciation and amortization + amortization of goodwill.

NOVO MERCADO BOVESPA BRASIL

ISE Índice de Sustentabilidade Empresarial

igc

itag



OPERATING PERFORMANCE

Generating Complex

Tractebel Energia is the largest private sector electricity generating company in Brazil and operates a 6,977 MW capacity complex, made up of 13 plants (six hydroelectric and seven thermoelectric power plants), of which 11 are wholly owned by the Company and two (the Itá and Machadinho hydro plants) are operated in consortium with other companies.

Tractebel Energia's Generating Complex

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW)	
			Total	Tractebel's portion
Salto Santiago	Hydro	Iguaçu River (PR)	1,420	1,420
Salto Osório	Hydro	Iguaçu River (PR)	1,078	1,078
Passo Fundo	Hydro	Passo Fundo River (RS)	226	226
Itá	Hydro	Uruguai River (SC and RS)	1,450	1,090
Machadinho *	Hydro	Uruguai River (SC and RS)	1,140	404
Cana Brava	Hydro	Tocantins River (GO)	450	450
Total - Hydro			**5,764**	**4,668**
Complexo Jorge Lacerda **	Thermal	Capivari de Baixo (SC)	857	857
Charqueadas	Thermal	Charqueadas (RS)	72	72
Alegrete	Thermal	Alegrete (RS)	66	66
William Arjona	Thermal	Campo Grande (MS)	190	190
Lages	Thermal	Lages (SC)	28	28
Total - Thermal			**1,213**	**1,213**
Total			**6,977**	**5,881**

(*) Considering the addition of 21.4 MW regarding the acquisition of stake in MAESA.

(**) Complex comprised of 3 power plants.

Projects under Construction

New Projects

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW)	
			Total	Tractebel's portion
São Salvador	Hydro	Tocantins River (TO)	243	243
Estreito *	Hydro	Tocantins River (TO/MA)	1,087	435
Total			**1,330**	**678**

(*) Project to be transfered from SUEZ Energy South America - SESA in the 1st half 2008.

São Salvador. In 2Q07 Tractebel Energia S.A. acquired the total common and preferred shares issued by Companhia Energética São Salvador – CESS and owned by SUEZ Energy South America Participações Ltda. – SESA, representing 99.99% of the voting capital and 99.99% of the total capital of CESS. This company is the owner of the São Salvador hydroelectric concession, which has an installed capacity of 243.2 MW and 148.5 average MW of assured energy.

For this acquisition, Tractebel paid SESA R$ 304.0 million cash in local currency, to which will be added a further R$ 18.0 million should the starting date for payments relative to the use of public good charge (UBP) coincide with the beginning of the supply of electricity originally scheduled for 2011 in the Regulated Market Electricity Commercialization Contracts – CCEARs.

In October 2006, CESS sold this energy through the 3rd New Energy Auction to distributors that participate in the Regulated Contracting Environment – ACR, for a 30-year period, beginning January 2011. CESS also signed a contract in October with the consortium construction contractor for work to begin. Commercial operations are expected to begin in the first quarter of 2009.

Estreito. The Estreito Hydroelectric Power Plant, under construction on the Tocantins River on the boundary between the states of Tocantins and Maranhão, is one of the largest generation projects in Brazil and will have an installed capacity of 1,087 MW. The project is controlled by the Consórcio Estreito, composed of SESA, which holds a stake of 40.1%, Companhia Vale do Rio Doce with 30.0%, Alcoa Alumínio with 25.5% and Camargo Corrêa Energia with 4.4%.

In the new energy auction held on October 16, 2007, SESA sold 256 average MW output from this scheme at a price of R$ 126.57/MWh, deliveries to begin from 2012. Its transfer to Tractebel Energia is envisaged for the first semester of 2008.

São João. Tractebel Energia has set up a partnership with a subsidiary of Dedini Agro Group for the development of the São João project, a sugar-cane-fired power plant. Later on Dedini was acquired by the Spanish group Abengoa, who eventually opted to cease the mentioned partnership. Tractebel Energia will now have the right to compensation by way of indemnification. The project had sold 23 average MW from 2010 in the 1st Auction of Alternative Energy Sources promoted by ANEEL (the Brazilian Electricity Energy Agency) in June 2007. Dedini remains legally committed to the installation of the project and to the delivery of the energy. Tractebel Energia continues to pursue the development of new thermoelectric power plants powered by sugar-cane biomass.

Uptime Operating

In 3Q07, the 13 plants operated by Tractebel Energia recorded 98.6% uptime, excluding scheduled stoppages, 99.8% in hydroelectric generation and 93.0% in thermoelectric generation.

With this quarterly performance, uptime for the accumulated nine months of 2007 was 97.9%, excluding scheduled stoppages. Including all programmed stoppages, global uptime was 94.4%, 96.2% in the case of hydro and 85.6% for thermoelectric generation.

Production

3Q07 electric energy production at the power plants operated by Tractebel Energia was 9,968 GWh (4,564 average MW), a growth of 103.9% compared with 3Q06. Of the total generated, thermoelectric plants were responsible for 1,608 GWh (736 average MW) and hydroelectric plants, 8,360 GWh (3,828 average MW), representing stability in output from the thermoelectric plants and a significant year-over-year jump in output of 153.2% with respect to the hydro plants.

In the accumulated nine-month period (9M07), total electricity production reached 24,074 GWh (3,674 average MW), 20,696 GWh (3,159 average MW) from the hydroelectric plants and 3,378 GWh (516 average MW) from thermoelectric sources. Global generation for this period recorded a growth of 51.2% in relation to the same period in 2006, principally due to the significantly improved hydrological conditions, thus benefiting the output from the hydroelectric plants this year compared with 2006. Generation from the thermoelectric plants was also enhanced by exports to Argentina and Uruguay. Tractebel Energia's performance resulted in two consecutive monthly records for the Company in July (3,575 GWh or 4,805 average MW) and August (3,662 GWh or 4,922 average MW), surpassing the previous record in June 2007, which was 3,445 GWh or 4,785 average MW. This data includes total production from the Itá and Machadinho plants, the only ones in the Company's generating complex that are not wholly owned.

Overall, the outstanding feature of these numbers is that despite additional load demand culminating in the successive monthly records already mentioned, total plant uptime at Tractebel Energia remained steady at a level of 95%, the same as the preceding quarter. This would have been 98.6% if we consider only unplanned stoppages, thus showing the high degree of reliability of the plants in spite of the intensity of the requirements made on the electricity system.

Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, trading companies and free customers (large industrial consumers) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by providing tailor-made services permitting the adaptation of energy purchases to the production processes of each customer.



The significant increase in demand from Argentina caused a considerable rise in exports in the Company's portfolio in the period, reaching 13.5% of the gross operating revenue and 7.4% of the physical sales, an increase of 12.4 p.p. and 6.9 p.p., respectively, in comparison with 3Q06.

Breakdown of Clients by Physical Sales


1%
30%
27%
42%
7%
33%
17%
43%
1%
29%
27%
43%
4%
33%
18%
45%
3Q06
3Q07
9M06
9M07

Breakdown of Clients by Gross Revenues


1%
24%
23%
52%
14%
25%
13%
48%
2%
23%
20%
55%
7%
27%
13%
53%
3Q06
3Q07
9M06
9M07

■ Distribution Cos. □ Trading Companies ∴ Free Customers Export

OUTLOOK AND STRATEGY

The Company has opted to maintain part of its available energy on a non-contracted basis as from 2010, when forecasts for the sector indicate a potential increase in prices.

Based on data of assured energy and contracts in force on September 30, 2007, Tractebel Energia's energy balance shows that the Company 's current resources, including acquisitions from third parties, is almost entirely contracted through 2009.

Energy Balance

(avg MW)	2007	2008	2009	2010	2011	2012	Auction Price (R$/MWh)	Reference Date	Price Adjusted as of Sept 30, 2007 (R$/MWh)
Own Resources	3,189	3,009	3,143	3,178	3,365	3,402			
+ Purchases for Resale	508	417	467	598	217	130			
= Total Resources (A)	3,697	3,426	3,610	3,776	3,582	3,532			
Government Auction Sales*	10	160	1,034	1,234	1,382	1,638			
2004-EE-08	10	10	10	10	10	10	70.9	Dec-04	78.3
2005-EE-08	-	150	150	150	150	150	81.6	Apr-05	89.2
2005-EE-08	-	-	381	381	381	381	94.0	Oct-05	100.8
2005-NE-30	-	-	-	200	200	200	115.1	Dec-05	122.3
2006-NE-30	-	-	493	493	493	493	128.4	Jun-06	134.0
2006-NE-30	-	-	-	-	148	148	135.0	Nov-06	140.2
2007-NE-30	-	-	-	-	-	256	126.6	Jun-07	128.1
+ Bilateral Sales	3,677	3,220	2,490	2,213	1,343	1,241			
= Total Sales (B)	3,687	3,380	3,524	3,447	2,725	2,879			
Balance (A - B)	10	46	86	329	857	653			
Sales Average Price (R$/MWh)*1:	85.7	89.5	90.3						
Purchases Average Price (R$/MWh)*2:	51.2	70.6	85.0						

* XXXX-YY-ZZ, where:
XXXX ⇒ year of auction
YY ⇒ EE = existing energy or NE = new energy
ZZ ⇒ supply contract duration (in years)
*1: Sales price is net of ICMS and taxes over revenues (PIS/COFINS, R&D).
*2: Purchase net price, considering benefits from PIS/COFINS credits.

Note: The balance considers the energy generated by the projects São Salvador and Estreito, which start of operations are scheduled for 1Q09 and 3Q10, respectively. From 2Q07 on the resume of the energy proceeding from the contract with CIEN was disregarded.

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Operating Revenue

As from January 2007, revenue from the supply of electric energy has been recognized net of ICMS, in the case this sales tax applies to a special regime known as tax replacement on interstate sales operations. Up to December 31, 2006 this tax had been incorporated in the account group "Deductions from operating revenue". In order to facilitate comparative analysis between the periods under review, gross operating revenue and deductions from operating revenue for 3Q06 were reclassified, the figures changing from R$ 787.1 million and R$ 92.2 million to R$ 772.1 million and R$ 77.2 million. In the 9M06 period, the values for the same account groups were changed respectively from R$ 2,249.4 million and R$ 258.8 million to R$ 2,209.9 million and R$ 219.3 million.

Gross operating revenue in 3Q07 was R$ 928.7 million, 20.3% higher than for the same period in 2006, when this item reported R$ 772.1 million, principally a reflection of the substantial exports to Argentina and to a lesser extent the increase in quantity and average price of energy sold.

During the quarter, exports to Argentina and Uruguay reached R$ 125.7 million, against R$ 8.2 million in the same period in 2006. This increase reflected larger energy deliveries to meet strong demand from Argentina.

Sales to the wholesale market reached R$ 687.6 million, 17.4% higher than recorded in 3Q06, when the figure was R$ 585.8 million. Sales to free customers amounted to R$ 235.0 million, equivalent to a growth of 27.9% over the R$ 183.8 million for the same quarter in 2006 – symptomatic of the Company's efforts to expand this portfolio.

Consolidated sales in 3Q07 totaled 8,618 GWh (3,903 average MW), an increase of 3.2% compared with 8,352 GWh (3,782 average MW) sold in the same period in 2006. The average sales contract price was 16.3% up on the average price of energy sold in 3Q06.


Sales Volume - aMW
3,782
3,903
3,682
3,759
3Q06
3Q07
9M06
9M07

Excluding exports to Argentina and Uruguay, sales in 3Q07 amounted to 7,979 GWh (3,614 average MW), a decline of 3.9% against the same quarter 2006, when sales amounted to 8,307 GWh (3,672 average MW).

Deductions from Operating Revenue

Deductions from gross operating revenue – principally sales taxes – recorded a decline of 3.8% between the comparative periods, falling from R$ 77.3 million in 3Q06 to R$ 74.3 million in 3Q07. This decrease is due to the alteration in the organization structure of the Tractebel Energia Comercializadora Ltda subsidiary in June 2007, when ICMS sales tax charged on electricity supply sales to free customers in São Paulo, in the amount of R$ 11.0 million, previously recorded as "ICMS deducted from revenue", began to be collected on a tax replacement basis and deducted directly from revenue from supply of electricity.

Net Operating Revenue

In 3Q07, net operating revenue showed an improvement of 23.0% compared with the same quarter of 2006, and reflecting an increase from R$ 694.8 million to R$ 854.4 million. This growth stemmed largely from the increase in gross operating revenue as has already been commented above.

Average sales price, net of deductions from gross operating revenue (ICMS, PIS COFINS and resources to research and development – R&D), reached R$ 96.94/MWh in 3Q07, 17.9% higher than the price in 3Q06. However, disregarding exports to Argentina and Uruguay, the average sales price in 3Q07 was R$ 88.95/MWh, 8.9% higher than in the same quarter of 2006.

Net Operating Revenue - R$ million


695
854
1,991
2,262
3Q06
3Q07
9M06
9M07

Average Sales Price - R$/MWh


81.7
89.0
80.3
87.0
3Q06
3Q07
9M06
9M07

Note:
Figures are net of deductions and exclude exports.

Costs of Electric Energy and Services

Costs reached R$ 309.5 million in 3Q07, representing a growth of 3.1% over the R$ 300.1 million in 3Q06. This was mainly a reflection of the following elements:

- **Third party energy purchases:** a reduction of R$ 17.5 million due to lower energy purchases from third parties for resale.
- **Transactions channeled through the Energy Trading Board - CCEE:** a reduction of R$ 51.0 million mainly due to the combination of the following factors: (i) a decrease of R$ 81.3 million, largely due to lower exposure to the CCEE in the light of impacts from the process of monthly allocation of annual assured energy from the hydroelectric power plants in 3Q07 compared with the same period in 2006; (ii) an increase of R$ 22.2 million, due to greater exposure to the CCEE, resulting from thermoelectric energy eventually destined for export. This cost increase from exposure was fully passed on to export prices and is reflected in energy sales revenue; (iii) an increase of R$ 12.0 million in revenue from the Energy Reallocation Mechanism (MRE) due to greater dispatch levels from hydroelectric power plants required by the National Electricity System Operator (ONS); and (iv) a reduction of R$ 14.5 million in sales revenue due to the reduced dispatch from the William Arjona Thermoelectric Plant following the upgrading of transmission lines in the Campo Grande (MS) area as from November 2006.
- **Fuel Expenses:** an increase of R$ 54.4 million, principally due to the combination of the following factors: (i) an increase in the consumption of coal worth R$ 69.6 million to attend the export of energy to Argentina; and (ii) the lower

consumption of natural gas at the William Arjona Thermoelectric Power Plant, amounting to R$ 15.3 million, due to minimal dispatches of energy from the plant.

- **Financial compensation for the use of hydrological resources:** growth of R$ 18.8 million due to the significant increase in the dispatch of energy from the hydroelectric plants required by the ONS as compared with the same quarter in 2006 when southern Brazil suffered a severe drought. This was partially offset by enhanced MRE revenue, as mentioned above.

- **Depreciation and amortization:** an increase of R$ 5.9 million due to reevaluation of the lifespan of certain hydroelectric plant assets.

Selling Expenses

Selling expenses are largely made up of overheads for the use of and connection to the electricity grid and totaled R$ 54.9 million in 3Q07, in line with what was recorded for the same period in 2006, when this item amounted to R$ 54.3 million.

General and Administrative Expenses

General and administrative expenses increased from R$ 27.9 million in 3Q06 to R$ 33.2 million in 3Q07, 18.9% higher, mainly due to the recognition of management bonuses as well as a provision for the Voluntary Severance Program (PDV), implemented by the Company. None of these factors were present in the same quarter in 2006. Provisions for profit sharing and expenses with services rendered by third parties also inflated this item.

Favorable Outcome to Legal Suit

In 3Q06, the Company recognized a gain of R$ 88.7 million following a final decision not subject to appeal with respect to the elimination of the calculation basis for PIS and COFINS contributions.

Refunding of the Additional Tariff

At the behest of ANEEL, in 3Q06, the Company recognized an expense of R$ 8.9 million relating to the obligatory refunding of an additional tariff, previously charged to customers for offsetting differences in PIS and COFINS levies due to alterations in the tax legislation.

EBITDA and EBITDA Margin

Reflecting the results of the above, 3Q07 EBITDA reached R$ 513.0 million, the largest amount ever reported by the Company and an increase of 16.1% in relation to 3Q06 (R$ 441.9 million). The EBITDA margin in 3Q06 was 63.6% as against 60.0% in 3Q07.

EBITDA (R$ million) and EBITDA Margin (%)


63.6%
60.0%
442
513
1,258
1,352
63.2%
59.8%
3Q06
3Q07
9M06
9M07
EBITDA
EBITDA Margin

Financial Result

Financial income: an increase of R$ 2.7 million from R$ 26.0 million to R$ 28.7 million in 3Q07 compared with the same quarter in 2006 largely due to the increase of R$ 3.7 million in income from financial investments, the result of a larger volume of resources available for investment in 3Q07.

Financial expenses: a decrease from R$ 6.3 million in 3Q07, compared with the same period in 2006, falling from R$ 76.9 million to R$ 70.6 million, mainly due to a combination of the following factors: (i) an increase in foreign exchange gains on loans and financing, net of the currency hedge operation result for the amount of R$ 15.5 million, due to the depreciation of the basket of currencies comprising the corporate debt in relation to the Real; and (ii) an increase in interest expenses on loans, financing, debentures and the ANEEL concession, in the amount of R$ 7.2 million, principally the result of the issuance of debentures in 2T07, indexed to the IPCA, and to the greater variation in the IGP-M, in the quarter under review in relation to the same period for 2006.

Income Tax and Social Contribution

The growth of R$ 59.0 million reflects the fact that in 3Q06 the Company credited interest on shareholders' equity in the amount of R$ 114.0 million, resulting in a reduction of income tax and social contribution amounting to R$ 38.8 million. This figure was also inflated by growth in net income in 3Q07 compared with 3Q06.

Net Income

In 3Q07, reported net income was R$ 272.9 million, 5.9% higher than the R$ 257.8 million for the same period in 2006, reflecting the factors already mentioned. Particularly notable was that 3Q07 result was positively impacted by an after tax amount of R$ 85.7 million due to the results of exports of energy to Argentina and reduced transactions at the CCEE overheads, the later a consequence of the energy monthly allocation process as described under the "Transactions channeled through the Energy Trading Board - CCEE" item. In 3Q06, on the other hand, net income was positively influenced by the recognition of a legal decision with no right to further appeal found in favor of the Company, equivalent to R$ 58.5 million net of tax. Also in 3Q06, earnings were further boosted by the reduction in income tax and social contribution amounting to R$ 38.8 million as a result of the payout of interest on shareholders' equity.

In the 9M07 period, net income reached R$ 744.6 million, a decline of 5.8% in relation to the same period in 2006 when the figure was R$ 790.3 million. In this respect, it should be pointed out that while net income for the 9M07 period was positively influenced by R$ 37.6 million, net of taxes due to the result of energy exports to Argentina, in 9M06, the net income also received a R$ 164.6 million boost from the sale of the remaining stake in the Jacuí Project together with a further court action with no right of appeal ruled in the Company's favor.

Net Income - R$ million


258
97
161
273
790
164
626
745
3Q06
3Q07
9M06
9M07
Non-recurring



Debt

The Company's net debt as at September 30, 2007 (total debt less cash and cash equivalents and the result of swap operations) was R$ 877.2 million compared to R$ 876.2 million at the end of 3Q06.

Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,708.4 million on September 30, 2007, a 24.0 % increase compared with the position as at September 30, 2006. Of the total debt at the end of the period, 19.4% was foreign currency denominated (32.3% at the end of 3Q06), of which 42.5 % was hedged against foreign exchange fluctuations in relation to the Real.

Growth in Company debt reflects the R$ 350.0 million debenture issue in 2Q07. This issue was four times oversubscribed and was placed in the market at IPCA plus 7% p.a., with a seven-year maturity.

Performance of Net Debt - R$ million


876
877
9/30/06
9/30/07

Composition of Debt - R$ million


1,378
445
933
1,708
332
1,376
9/30/06
9/30/07
Local Currency
Foreign Currency

Maturity Term Loans - R$ million


67
135
118
27
103
23
179
17
242
17
206
12
177
8
135
4
149
-
-
89
2007
2008
2009
2010
2011
2012
2013
2014
from 2015 to 2013
2024
Local Currency
Foreign Currency

Capital Expenditures

As from the second quarter of this year, the Company has been investing in the construction of the São Salvador Hydroelectric Power Plant, with Brazilian Economic and Social Development Bank – BNDES funding. In the quarter under review, such investments totaled R$ 90.2 million. On top of that, an amount of R$ 20.0 million was allocated in 3Q07 to plant maintenance and upgrading, in line with investments of R$ 20.3 million for the same period in 2006.

Total investments for 9M07 were R$ 560.1 million, a major increase over the R$ 43.7 million in 9M06, principally reflecting the above mentioned investments in the construction of the São Salvador Hydroelectric Power Plant.

CAPEX
R$ million


560
515
110
90
20
20
44
45
3Q06
3Q07
9M06
9M07
Recurring
São Salvador

Payment of Dividends

On October 25, 2007, the Company paid out interest on shareholders' equity worth a total of R$ 88,000,000.00 for the period January 1st to June 30, 2007, equivalent to R$ 0.1348158600 per share, and interim dividends based on the financial statements raised on June 30, 2007 worth R$ 360,066,578.47, equivalent to R$ 0.5516214256 per share.

SUSTAINABILITY: COMMITMENT AND CERTIFICATIONS

Tractebel Energia operates according to the principles of sustainable development, respecting the balance of environmental, social and economic dimensions in all its businesses. The guidelines that form the bedrock to the Company's plans for environmental management are contained in the Environmental Code, which governs compliance with environmental protection agency regulations as well as the interaction with the communities that live adjacent to the plants by cooperating to ensure improvement in their quality of life.

All Tractebel plants are NBR ISO 9001 and NBR ISO 14001 certified. The objective of NBR ISO 9001 certification is to improve internal procedures and upgrade company products and services. NBR ISO 14001 is a standard for governing environmental management systems, designed to reconcile environmental protection and prevention of pollution with the socio-economic growth of the companies.

Tractebel Energia is the first of the leading generators in the Brazilian electricity sector with all its plants covered by these certifications, testifying to the quality of production and environmental responsibility.

Thanks to this permanent commitment, the Company continues to be a component of Bovespa's (São Paulo Stock Exchange) Corporate Sustainability Stock Index (ISE), a portfolio of shares of companies considered sustainable over a long-term horizon and with an excellent performance in financial, social, environmental and corporate governance practice aspects.

In 3Q07, the Management Board of Tractebel Energia established a Sustainability Committee for enhancing the Company's operations as a partner and catalyst for economic, social and environmental development in the locations where it has a presence and in accordance with its values which are professionalism, sense of partnership, team work, creation of value, respect for the environment and ethics.

CORPORATE GOVERNANCE

Tractebel Energia became a member of Bovespa's Novo Mercado on November 16, 2005, underscoring the Company's commitment to best corporate governance practice.

The Bylaws have been adapted to comply with the new rules and procedures of the Novo Mercado's Listing Regulations. The Company's Board of Directors is now made up of nine members, one of which represents the employees and two who are independent directors. With the exception of the employees' representative, all are elected by a General Shareholders' Meeting. A non-permanent Fiscal Council, which is independent of management and the Company's outside auditors, is responsible for supervising management acts and examining and opining on the financial statements.

The Company has a Code of Ethics and maintains a structure of committees, advisory councils and formally responsible individuals for ethical issues, which are also monitored through organizational surveys.

In addition to Novo Mercado regulations, Tractebel Energia complies with the precepts of the Sarbanes-Oxley act, the purpose of which is to combat unethical conduct and make the financial statements more reliable.

Tractebel Energia's dividend policy establishes a mandatory minimum dividend of 30% of the net income for the fiscal year, adjusted in accordance with Law 6,404/76. In addition, the policy allows for the semi-annual payment of dividends and/or interest on shareholders' equity for an amount not less than 55% of the net adjusted income.

CAPITAL MARKETS

Since its listing on Bovespa's Novo Mercado, Tractebel Energia has become a component of the Special Corporate Governance Stock Index (**IGC**) and the Special Tag Along Stock Index (**ITAG**), incorporating those companies offering greater protection to minority shareholders in the event of the sale of a controlling stake. The Company's shares are also included in the Corporate Sustainability Stock Index (**ISE**), comprising companies with a recognized commitment to social and corporate responsibility, as well as the Electric Energy Stock Index (**IEE**), which is a sector index made up of the more significant listed companies in the industry.

Tractebel Energia's common shares are traded on the São Paulo Stock Exchange under the TBLE3 symbol. The Company's Level I American Depositary Receipts (ADRs) are also traded on the US Over-The-Counter (OTC) market under the TBLEY symbol at a ratio of 1 ADR to every 5 common shares.

Share Performance – TBLE3

In 3Q07, TBLE3 appreciated 4.9%, while the Ibovespa, a stock index reflecting the performance of the most liquid securities in the market, increased 11.2%. The IEE, which represents the consolidated performance of the electricity sector's shares as a whole, depreciated 3.2%.

The Company's shares were traded on all the days the Stock Exchange was open for business, the average daily trading volume for the quarter being R$ 12.1 million, a 68.5% increase in volume compared with 3Q06.

On September 30, 2007 the Company's shares were quoted at R$ 22.55/share, representing market capitalization equivalent to R$ 14.7 billion.

TBLE3 vs. IBOVESPA vs IEE
(Base 100 – 09/30/2006)


190
170
150
130
110
90
70
Ibovespa = 60,465
IEE = 17,196
TBLE3 = R$22.55
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
TBLE3
IEE
Ibovespa

SUBSEQUENT EVENTS

Acquisition of Seival Participações S.A.

On October 2, 2007, the Company announced the acquisition of the entire capital stock of Seival Participações S.A.

Seival is a special purpose company, holder of 99.99% of the capital stock of Usina Termelétrica Seival Ltda., with its registered offices in the city of Porto Alegre, RS.

The acquisition of Seival Participações represents further progress in the project for energy sales to Uruguay as from 2012. The company holds the rights (including ANEEL authorization, preliminary license and a purchase option on the asset) to install and operate a coal-fired thermoelectric power plant in Candiota, RS with an installed capacity of up to 540 MW.

Energy Auction

The Estreito Hydroelectric Power Plant, to be constructed by the Consórcio Estreito, in which the controlling company of Tractebel Energia, SESA, is the leader with a 40.1% stake, will have an installed capacity of 1,087 MW. The plant is sited on the Tocantins River which at that location forms the boundary between the states of Tocantins and Maranhão.

In the new energy auction held on October 16, 2007, SESA sold 256 average MW output from this scheme at a price of R$ 126.57/MWh, deliveries to begin from 2012, for a 30-year period. Its transfer to Tractebel Energia is envisaged for the first semester of 2008.



UPCOMING EVENTS

Tractebel Energia will be holding the following events to discuss quarterly earnings:

Conference Call with Webcast
(in Portuguese)

Date: November 12, 2007
Time: 07:00 a.m. (ET) / 10:00 a.m. (Brasília time)
Telephones for connection:
Participants in Brazil: 11 4688-6301
Password for participants: Tractebel

Conference Call with Webcast
(in English)

Date: November 12, 2007
Time: 09:00 a.m. (ET) / 12:00 noon (Brasília time)
Telephones for connection:
Participants in Brazil: (55 11) 4688-6301
Participants in USA: (1 800) 860-2442
Participants in other countries: (1 412) 858-4600
Password for participants: Tractebel

The links for access will be available on the Company's website (www.tractebelenergia.com.br), at the Investors section. Replay available from November 12th to November 21, 2007. Access by calling (55 11) 4688-6225, code 323.

Disclaimer

This release contains information and opinions on future events subject to risks and uncertainties based on current forecasts, projections and tendencies of the Company's business. Innumerous factors can effect the estimates and suppositions on which these opinions are based. In view of these risks and uncertainties described herein, estimates and declarations with respect to future events contained in this material may not be become realities. In view of these restrictions, shareholders and investors should not take any decisions based on estimates, projections and declarations as to future events contained in this release.

ATTACHMENT I

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – ASSETS

Consolidated Balance Sheet	In Thousand Reais	
Assets	**9/30/2007**	**6/30/2007**
Current Assets	**1,351,725**	**957,810**
Cash and cash equivalents	78,545	19,315
Securities	776,644	452,258
Resources subject to payment of obligations	-	13,002
Consumers, concessionaires and holder of permissions	361,239	378,664
Taxes and social contributon recoverable	20,531	20,377
Warehouse	22,879	20,586
Pledges and restricted deposits	42,576	8,100
Deferred assets	21,190	19,741
Advances to suppliers	5,423	6,639
Others	22,698	19,128
Non Current Assets	**5,186,141**	**5,124,737**
Long Term Assets	**478,309**	**465,186**
Concessionaires and holders of permission	7,616	9,629
Taxes and social contributon to offset	15,920	13,963
Pledges and restricted deposits	31,832	30,908
Deposits in court	145,972	140,558
Disposal of assets and rights	76,924	72,945
Deferred assets	198,566	195,324
Others	1,479	1,859
Permanent Assets	**4,707,832**	**4,659,551**
Investments	96,065	97,252
Property plant and equipment	4,503,867	4,452,242
Intangible	76,056	76,786
Deferred	31,844	33,271
Total	**6,537,866**	**6,082,547**

ATTACHMENT II

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – LIABILITIES

Consolidated Balance Sheet	In Thousand Reais	
Liabilities	**9/30/2007**	**6/30/2007**
Current Liabilities	**1,433,133**	**958,014**
Suppliers	243,878	232,100
Dividends and interest on shareholder´s equity	438,296	78,250
Loans and financing	257,758	268,512
Debentures	48,876	29,529
Taxes and social contribution in installments	274,842	180,216
Estimated obligations	32,827	34,009
Derivatives	24,083	21,149
Research and development (R&D) program obligations	47,173	41,506
Provision for contingencies	9,348	8,545
Post-employment benefits	19,094	19,536
Others	36,958	44,662
Non Current Liabilities	**2,043,666**	**1,976,312**
Long Term Liabilities	**2,043,666**	**1,976,312**
Loans and financing	732,264	686,654
Debentures	669,456	665,654
Taxes and contributons payable in installments	9,477	7,251
Estimated obligations	1,724	1,054
Provision for contingencies	63,972	61,668
Concessions payable	221,927	213,673
Post-employment benefits	306,105	301,641
Deferred fiscal liabilities	36,535	36,535
Others	2,206	2,182
Shareholders' Equity	**3,061,067**	**3,148,221**
Share capital	2,445,766	2,445,766
Capital reserves	91,695	91,695
Surplus reserves	227,111	227,111
Retained Earnings	296,495	383,649
Total	**6,537,866**	**6,082,547**



ATTACHMENT III

TRACTEBEL ENERGIA S.A.

CONSOLIDATED INCOME STATEMENT

In Thousand Reais	3Q07	3Q06	Chg. %	9M07	9M06	Chg. %
Gross Operating Revenue	**928,674**	**772,091**	**20.3**	**2,502,532**	**2,209,941**	**13.2**
Deductions from operating revenue	**(74,314)**	**(77,254)**	**-3.8**	**(240,942)**	**(219,315)**	**9.9**
Net Revenue from Sales and Services	**854,360**	**694,837**	**23.0**	**2,261,590**	**1,990,626**	**13.6**
Eletric Energy and Service Costs	**(309,509)**	**(300,073)**	**3.1**	**(825,522)**	**(733,605)**	**12.5**
Personnel	(21,281)	(20,759)	2.5	(63,428)	(59,511)	6.6
Electric energy purchased from third-party	(70,103)	(87,649)	-20.0	(180,480)	(208,117)	-13.3
Transactions conducted through the CCEE	(35,364)	(86,352)	-59.0	(173,740)	(140,814)	23.4
Fuel expenses	(76,847)	(22,400)	243.1	(116,036)	(87,109)	33.2
Financial compensation for use of water resources	(26,386)	(7,587)	247.8	(63,959)	(27,459)	132.9
Depreciation and amortization	(55,359)	(49,421)	12.0	(163,896)	(148,219)	10.6
Costs of services rendered	(2,697)	(2,644)	2.0	(7,217)	(7,282)	-0.9
Others	(21,472)	(23,261)	-7.7	(56,766)	(55,094)	3.0
Gross Income	**544,851**	**394,764**	**38.0**	**1,436,068**	**1,257,021**	**14.2**
Operating Expenses	**(89,579)**	**(4,919)**	**1,721.1**	**(255,850)**	**(154,925)**	**65.1**
Selling expenses	(54,906)	(54,339)	1.0	(161,061)	(156,027)	3.2
General and administrative expenses	(33,202)	(27,926)	18.9	(96,296)	(92,028)	4.6
Reversal of operational provisions, net	(1,471)	(2,412)	-39.0	1,507	13,372	-88.7
Rebate on tariff add on	-	(8,929)	-	-	(8,929)	-
Favorable ruling on lawsuit	-	88,687	-	-	88,687	-
Service Income	**455,272**	**389,845**	**16.8**	**1,180,218**	**1,102,096**	**7.1**
Result of corporate participations	**(1,686)**	**(1,687)**	**-0.1**	**(5,060)**	**(4,760)**	**6.3**
Amortization of goodwill	(1,686)	(1,687)	-0.1	(5,060)	(5,060)	-
Equity income	-	-	-	-	300	-
Net Financial Income (Expenses)	**(41,839)**	**(50,880)**	**-17.8**	**(94,382)**	**(115,830)**	**-18.5**
Financial income	28,721	26,042	10.3	73,974	86,410	-14.4
Financial expenses	(70,560)	(76,922)	-8.3	(168,356)	(202,240)	-16.8
Operating Income	**411,747**	**337,278**	**22.1**	**1,080,776**	**981,506**	**10.1**
Non-operating income (loss)	(184)	135	-	(1,300)	17,269	-
Income Before Taxes	**411,563**	**337,413**	**22.0**	**1,079,476**	**998,775**	**8.1**
Income tax	(101,608)	(58,364)	74.1	(244,864)	(127,764)	91.7
Social contribution	(37,042)	(21,296)	73.9	(90,050)	(80,690)	11.6
Net Income for the Period	**272,913**	**257,753**	**5.9**	**744,562**	**790,321**	**-5.8**
EBITDA	**512,995**	**441,900**	**16.1**	**1,351,873**	**1,258,195**	**7.4**
Net income per share	0.4181	0.3949	5.9	1.1407	1.2108	-5.8

ATTACHMENT IV

TRACTEBEL ENERGIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOW

In thousands R$	3Q07	3Q06	9M07	9M06
Operating Activities				
Net income for the year	272,913	257,753	744,562	790,321
Expenses (revenues) that do not affect cash:				
Depreciation and amortization	57,723	52,055	171,655	156,099
Amortization of goodwill	1,686	1,687	5,060	5,060
Net monetary variations	(3,208)	7,794	(18,060)	(4,161)
Net interest	16,590	18,022	39,743	44,302
Estimated obligations with suppliers	-	8,861	-	8,861
Operating provision (reversion), net	9,026	6,829	17,804	(1,781)
Investiments of resources in R&D	8,575	6,683	22,731	29,381
Deferred income tax and social contribution	(4,690)	(2,730)	(9,915)	47,691
Result of writing off of permanent assetes	185	489	1,346	(16,645)
Others	203	788	(1,193)	7,837
	359,003	**358,231**	**973,733**	**1,066,965**
Decrease (Increase) in Assets				
Consumers and concessionaires	19,438	(18,679)	5,210	(17,092)
Resources subject to payment of obligations	13,002	(26,000)	21,643	(26,000)
Disposals, services in progress and expenditures to reimburse	(300)	533	8,268	3,068
Taxes and social contributions recoverable	(2,082)	(56,223)	4,003	(82,917)
Collateral and linked / judicial deposits	(35,105)	(27,996)	10,135	(69,245)
Warehouse	(2,293)	(11,935)	744	(9,425)
Pre-paid expenses	1,215	(2,769)	(2,402)	5,878
Others	(4,255)	857	(2,143)	5,326
	(10,380)	**(142,212)**	**45,458**	**(190,407)**
Increase (Decrease) in Liabilities				
Suppliers	11,779	29,375	6,483	81,679
Loans, financing and debentures	29,664	19,139	31,426	19,023
Taxes and social contributions	109,191	31,770	247,093	22,025
Estimated obligations	(5,016)	(8,156)	(11,056)	(6,339)
Provision for contingencies	(1,884)	(4,266)	(3,795)	(7,605)
Post-employment benefits	(6,873)	(7,153)	(22,015)	(23,338)
Research and development	(2,927)	-	(10,712)	-
Refunding of the additional tariff	(1,927)	14,588	(8,205)	14,588
Others	(4,625)	(3,240)	6,278	(17,021)
	127,382	**72,057**	**235,497**	**83,012**
Funds from Operating Activities	**476,005**	**288,076**	**1,254,688**	**959,570**
Investments activities	**(110,200)**	**(20,321)**	**(560,144)**	**(43,650)**
Used in fixed assets and deferred items	(109,700)	(20,321)	(226,851)	(43,650)
Investments in acquisitions, net of acquired cash and cash equivalents	(500)	-	(333,293)	-
Financing activities	**17,811**	**(57,019)**	**(119,515)**	**(727,393)**
Payment of loans, financing and debentures	(38,788)	(30,699)	(142,429)	(157,330)
Financing and debentures	69,720	-	529,134	-
Payment of swap adjusts	(684)	(10,078)	(4,261)	(56,122)
Payment of dividends and interest on shareholders' equity	(12,437)	(16,242)	(501,959)	(513,941)
Total Effects on Cash	**383,616**	**210,736**	**575,029**	**188,527**
Cash and cash equivalents				
Opening balance	471,573	286,928	280,160	309,137
Closing balance	855,189	497,664	855,189	497,664
	383,616	**210,736**	**575,029**	**188,527**
Payments made in the year				
Interest on loans, financing and debentures	11,604	14,339	73,600	87,581
Income tax and social contribution	33,522	21,656	128,320	127,415
Transactions that do not affect cash				
Offsetting of income tax and social contribution	12,200	289	12,332	962
Proposed dividends and interest on shareholders' equity credited	360,066	438,000	448,066	438,000
Adjustment for previous fiscal years	-	-	-	29,953

Tractebel Energia
SUEZ

RECEIVED

2007 DEC -3 A 10:27

TRACTEBEL ENERGIA S.A.

CNPJ/MF 02.474.103/0001-19

POLICY FOR THE DISCLOSURE OF MATERIAL INFORMATION AND THE TRADING OF SHARES

Tractebel Energia
SUEZ

CONTENTS

I. Purpose

A. The purpose of this Policy for the Disclosure of Material Information and the Trading of Shares is to establish the practices for disclosure and use of information as well as the policy for trading securities issued by Tractebel Energia S.A. (the "Company"). This document has been prepared pursuant to CVM Instruction 358/2002, as amended by CVM instructions 369/2002 and 449/2007.

II. Scope

A. This policy applies:

i. to Management and employees of the Company, who by virtue of their post or function, have access to Material Information;

ii. to the Controlling Shareholders;

iii. to the shareholders or group or shareholders that have a direct or indirect stake of at least 5% (five per cent) of the Company's capital stock, from hereinafter denominated simply "Shareholders";

iv. to the Management and employees of the Controlling and Subsidiary and Affiliate Companies who by virtue of their post or function, have access to Material Information; and

v. to natural or corporate persons not mentioned in sub-items (i) to (iv) of this item, but due to their professional function, have access to Material Information.

B. All those listed under item A above must sign the respective Commitment Agreement to this policy pursuant to articles 15, paragraph 1, subsection I and 16, paragraph 1 of the CVM Instruction 358/2002, as amended by CVM instructions 369/2002 and 449/2007, and in accordance with the model in Attachment II to this policy, the said agreement which shall be filed at the

Company's registered offices as long as the said persons maintain a formal relationship with the Company, and for at least 5 (five) years following the termination of this relationship with the Company.

C. The Company shall maintain a current list of persons who have signed the Commitment Agreement at its registered offices with respective identification details, post or function, address and their enrollment number in the Corporate Taxpayers' Register – CNPJ or the Personal Taxpayers' Register – CPF, both of which issued by the Ministry of Finance. The list shall always be available to the Brazilian Securities and Exchange Commission – CVM, if so required.

III. Definitions

The principal terms used in this document are defined in Attachment I.

IV. Disclosure of Material Information

A. The responsibilities of the Investor Relations Director of the Company are to:

i. immediately he/she becomes aware of such, disclose and communicate to the CVM and the Stock Exchanges any material act or fact that has occurred or is related to the Company's business and considered Material Information;

ii. simultaneously ensure the most comprehensive and immediate disclosure of the Material Information to the Stock Exchanges and in all the markets in which the Company's securities are eligible for negotiation, as well as to the investing public.

B. The communication of Material Information to the CVM and the Stock Exchanges must be made with immediate effect in writing.

C. The disclosure of Material Information shall be made through the publication of newspapers with a large circulation and customarily used by the Company. Disclosure may be made in summarized form with the addresses indicated on the internet where complete information is to be made available to all investors, the content to be at least identical to that sent to the CVM and to the Stock Exchanges.

D. Whenever Material Information is published through any means of communication, including information provided to the press or at meetings of trade associations, investors, analysts or opinion formers, whether in Brazil or overseas, the Material Information shall be disclosed simultaneously to the CVM, Stock Exchanges and the investing public.

E. The persons that have signed the Commitment Agreement and who are privy to Material Information shall communicate the fact with immediate effect to the Investor Relations Director. These persons must ensure that the said Material Information is duly disclosed by the Investor Relations Director, and, in the event of any omission in this respect, notify the fact directly to the CVM.

F. The Material Information shall be disclosed preferably before the opening or following the close of trading on the Stock Exchanges or the organized over-the-counter market. In the event that there is an incompatibility in trading hours with the markets of different countries, those of the Brazilian market shall be observed.

V. Exception to Immediate Disclosure of Material Information

A. Acts or facts, which constitute Material Information, may not be disclosed should the Controlling Shareholders or Management believe that the release of such information could jeopardize the legitimate interests of the Company.

B. At its discretion, the Company may decide to submit to the CVM's examination the issue of confidentiality in respect to the disclosure to the investing public of an item of Material Information that might jeopardize the Company's legitimate interests.

C. The following constitute exceptions to the situation anticipated under A of this chapter (i) the event where confidential Material Information becomes known to others besides the Controlling Shareholders or Management and (ii) evidence of an atypical oscillation in the quotation, price or quantity of securities traded. Under these circumstances, the above-mentioned persons are obligated, directly or through the Investor Relations Director, to ensure that the Material Information is immediately communicated to the CVM, Stock Exchanges and to the investing public.

VI. Duty of Confidentiality

A. The persons that have signed the Commitment Agreement must maintain the confidentiality of Material Information that has still not been made public until such time that this Material Information is disclosed to the investing public as well as ensuring that subordinates and third parties do likewise.

B. The persons that have signed the Commitment Agreement must restrict any discussion of Material Information in public places.

C. The persons that have signed the Commitment Agreement must communicate any infringement of this policy to the Company's Investor Relations Director with immediate effect.

VII. Disclosure of Information on Public Offerings

Immediately following the Company's resolution to hold a public offering pending registration with the CVM, the Investor Relations Director shall disclose the quantity of securities issued by the Company to be acquired or sold, the prices, payment conditions and other conditions to which the offering is subject, pursuant to item C of chapter IV of this policy.

VIII. Disclosure Information on Trading of Securities issued by the Company

A. The persons that have signed the Commitment Agreement shall notify the ownership of the securities issued by the Company, whether in his/her/its own name, or in the name of Related Persons, as well as changes in these positions.

B. The notification cited in item A of this chapter shall be sent to the Company's Investor Relations Director who, in turn, shall communicate the fact to the CVM, Bovespa (the São Paulo Stock Exchange) and as the case may be, the Stock Exchanges and the Over-the-Counter Market, in accordance with the model of the form that constitutes Attachment III of this policy.

C. The notification cited in item A of this chapter shall be effected (i) immediately upon investiture in the post and (ii) within a maximum of 10 (ten) days following

the month-end in which the change in positions held has occurred, indicating the outstanding balance of the position in the period.

IX. Disclosure of Information on Acquisition or Sale of a Material Shareholding

A. The Controlling Shareholders and the Company's shareholders shall notify the Investor Relations Director as to acquisition or sale of a material shareholding stake.

B. A material shareholding stake is understood as one that corresponds directly or indirectly to 5% (five percent) or more in type or class of shares, representing the Company's capital stock.

C. The statement on the acquisition or sale of a material shareholding stake shall be sent to the CVM, Bovespa and, as the case may be, the Stock Exchanges and Over-the-Counter Market, to include the information contained in Attachment IV of this policy.

D. Notification to the CVM, Bovespa and the Stock Exchanges and the Over-the Counter Market must be sent immediately upon the stake mentioned in item B of this chapter being reached, this being the responsibility of the Investor Relations Director. In addition, the latter shall be responsible for the immediate updating of the IAN from in the appropriate box.

X. Company's Policy for Securities Trading

A. Pursuant to the terms of the policy, prior to the disclosure of Material Information to the investing public, the persons that have signed the Commitment Agreement and are aware of such Material Information, are forbidden to trade in the Company's securities.

B. The persons that have signed the Commitment Agreement and who relinquish their posts in the Company's management and their relationship with the Company prior to the disclosure of Material Information originating during their period of management and/or during their relationship with the Company, may not trade in securities issued by the Company within a term of 6 (six) months as from the termination of a management post and/or relationship with the Company, or until the disclosure to the investing public of the Material Information, which ever shall occur first.

C. Prohibitions within the scope of this policy include negotiations conducted directly or indirectly by the persons that have signed the Commitment Agreement, excluding those conducted by investment funds of which these persons are quota holders, unless these are exclusive investment funds or investment funds, where the trading decisions of the managing company or portfolio manager are not directly influenced by the persons that have signed the Commitment Agreement.

D. The persons that have signed the Commitment Agreement shall ensure that those with whom they maintain a commercial or professional relationship or a relationship of trust, do not trade in securities when those with whom they enjoy such a commercial and professional relationship are in possession of undisclosed Material Information. Under these circumstances, the persons that have signed the Commitment Agreement shall ensure that all those with access to Material Information sign the Commitment Agreement.

E. Trading in securities by the persons that have signed the Commitment Agreement shall be forbidden, whenever the process for an acquisition or sale of the Company's shares by such persons is in progress, the process being in the public domain, and whenever an agreement or contract has been signed for the

transfer of shareholding control of the Company, or if stock options or a mandate for the same has been granted, as well as in the event of the existence of the intention to promote the incorporation, total or partial spin-off, merger, transformation or corporate reorganization of the Company, until the respective process is concluded.

F. The prohibitions on trading in the Company's securities shall be observed by the persons that have signed the Commitment Agreement until such time that disclosure of the Material Information has been made to the investing public. However, these prohibitions shall be maintained, notwithstanding the disclosure of the Material Information, should eventual negotiations in securities issued by the Company on the part of persons that have signed the Commitment Agreement interfere with the act or fact associated to the Material Information to the detriment of the Company or its shareholders.

G. The persons that have signed the Commitment Agreement shall avoid any securities trading in the period of 15 (fifteen) days prior to the publication of the quarterly (ITR) and annual (DFP) information reports. However, the acquisition of shares issued by the Company by Controlling Shareholders, Management and/or Related Persons in the period mentioned above is allowed, if executed in accordance with an investment plan previously approved by the Company pursuant to paragraph 3 of article 15 of CVM Instruction 358/2002, as amended by CVM instructions 369/2002 and 449/2007.

H. The prohibition provided for in item A does not apply to the acquisition of shares held as treasury stock, through private negotiation, resulting from the exercising of a call option according to the stock option plan approved by the General Shareholders' Meeting.

XI. Penalties

All persons that have signed the Commitment Agreement undertake to respect and comply with all the provisions in this policy, failure to do so making them liable to the penalties in Law 6385/76 and CVM Instruction 358/2002 itself, as amended by CVM instructions 369/2002 and 449/2007.

XII. Amendments

Any amendment to this policy shall be obligatorily approved by the Company's Board of Director and notified to the CVM and the Stock Exchanges.

ATTACHMENT I – Definitions

Controlling Shareholders or Controller	Shareholder or group of shareholders contractually bound by a shareholders' agreement or under common control that exercise the power of control over the Company, pursuant to Law 6404/1976 and its subsequent changes.
Management	Officers of the Management Board, Members of the Board of Directors, of the Fiscal Council and any organs with technical or consultative functions created through statutory provisions.
Stock Exchanges	Stock exchanges on which securities issued by the Company are eligible for negotiation both in Brazil or overseas.
Company	Tractebel Energia S.A.
CVM	The Brazilian Securities and Exchange Commission.
Material Information	"Material Information" or "Material Act/Fact", pursuant to article 155, paragraph 1 of Law 6404/1976 and of article 2 of CVM Instruction 358/2002, constitutes any (i) decision by the Controlling Shareholders; (ii) resolution of the general shareholders' meeting or Management; or (iii) any other act or fact of a policy/administrative, technical, negotiable or economic-financial character that has occurred or is related to its businesses which can significantly influence: a) the quotation of the securities issued by the Company or benchmarked to them; b) the decision of the investors in buying, selling or holding these securities; or c) the decision of the investors in exercising any rights inherent to the condition of ownership of the securities issued by the Company or benchmarked to the same

Tractebel Energia
SUEZ

	securities.
CVM Instruction 358	Instruction 358, published on January 3 2002 by the Brazilian Securities and Exchange Commission - CVM, as amended by CVM instructions 369 June 11 2002 and 449, of March 15 2007.
Related Persons	Persons that have relations with the Company's Management: a) spouse, who is not legally separated, or partner; b) any dependent included in the annual income tax return; and c) corporations either directly or indirectly controlled, either by members of Management and similar or the persons cited in a) and b) above.
Affiliated Companies	Corporations in which the Company holds a stake of 10% or less, without controlling them.
Subsidiaries	Corporations in which the Company, directly or through other subsidiaries, is the owner of partnership rights which assure it, on a permanent basis, a preponderance in the taking of corporate resolutions and the power to elect the majority of the members of the Management.

ATTACHMENT II - Commitment Agreement

Commitment Agreement to the Policy for Disclosure of Information and Trading of Shares of Tractebel Energia SA.

I, [name and title], resident and domiciled at [address], enrolled in the Personal Taxpayers' Register of the Ministry of Finance – CPF under number [number], Identity Card number [number and issuing organ], in the position of [post, function or relationship with the Company] of [Company], with registered offices at [address], enrolled in the Corporate Taxpayers' Register of the Ministry of Finance – CNPJ under number [number], declare to have full knowledge of this policy, a copy of which I have received, obliging me always to be guided in my actions in accordance with the Company's values, Code of Ethics and Policy for Security of Information and with CVM Instruction 358/2002, as amended in CVM Instruction 369/2002 and CVM Instruction 449/2007, or others that may further amend or substitute them. I further declare that I have received a copy of the said instructions.

[place and date of signature]

[name of declarer]

Witnesses:

1.	2.
Name:	Name:
R.G.:	R.G.:
CPF:	CPF:

ATTACHMENT III – Minimum information to be disclosed in trading activities involving Management, Shareholders and Related Persons

1. name and title of communicating personal or corporate entity, indicating the enrollment number in the Corporate Taxpayers' Register or the Personal Taxpayer's Register;
2. quantity, by type and class, in the case of shares, and other characteristics in the case of other securities, in addition to the identification of the Company; and
3. form, price and date of the transactions.

Natural persons must further indicate the securities issued by the Company that are the property of the spouse, from whom they are no legally separated, of any dependent included in his/her annual income tax return, and of direct or indirect subsidiaries.

Below please find the model form to be completed.

Denomination of the Subsidiary:	
Nome:	CPF/CNPJ:
Title:	

Initial Balance

Security/ Derivative	Characteristics of the Paper (1)	Quantity of	% stake	
			Same Type/ Class	Total

Movement during Month – itemize each purchase or sale operation during the month (day, quantity, price and volume)

Security/ Derivative	Characteristics of the Paper (1)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (2)
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Final Balance

Security/ Derivative	Characteristics of the Paper (1)	Quantity	% stake	
			Same Type/ Class	Total

(1) Issue/series, convertible, simple, maturities, guarantees, type/class, etc.
(2) Quantity x price.

ATTACHMENT IV – Information to be announced on the acquisition of a material shareholding and on trading activities of Controllers and Shareholders

1. name and title of proponent, indicating the enrollment number in the Personal Taxpayers' Register or in the Corporate Taxpayers' Register;

2. objective of the stake and quantity intended, including as the case may be, the proponent's declaration that his/her/its purchases are not designed to change the Company's controlling composition or the administrative structure;

3. number of shares, subscription bonds, as well as share subscription rights and share call options, by type and class, already directly or indirectly held by the proponent or the person connected to him/her/it;

4. number of debentures convertible into shares, already directly or indirectly held by the proponent or the person connected to him/her/it, detailing the quantity of shares the objective of the possible conversion by type and class; and

5. indication of any agreement or contract regulating the exercising of voting rights or the purchase and sale of securities issued by the Company.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	3221-7002	-	-	
15 - E-MAIL				
previtali@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	3221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2007	31/12/2007	3	01/07/2007	30/09/2007	2	01/04/2007	30/06/2007

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI ALMEIDA	335.905.597-72

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 30/09/2007	2 - TRIMESTRE ANTERIOR 30/06/2007	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2006
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.742.192
2 - Preferenciais	0	0	0
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL	GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - ESPÉCIE E CLASSE DE AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	10/05/2007	Juros Sobre Capital Próprio	25/10/2007	ON	0,1348158600
02	RCA	14/08/2007	Dividendo	25/10/2007	ON	0,5516214256

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
08/11/2007	X

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2007	4 - 30/06/2007
1	Ativo Total	5.574.507	5.206.684
1.01	Ativo Circulante	1.150.054	752.539
1.01.01	Disponibilidades	698.034	286.066
1.01.01.01	Numerário Disponível	65.863	6.781
1.01.01.02	Aplicações Financeiras	632.171	279.285
1.01.02	Créditos	397.749	414.646
1.01.02.01	Clientes	321.701	334.645
1.01.02.01.01	Consumidores, Concess. e Permissionárias	321.701	334.645
1.01.02.02	Créditos Diversos	76.048	80.001
1.01.02.02.01	Dividendos a Receber de Controladas	4.929	34.735
1.01.02.02.02	Tributos e Contrib. Sociais a Compensar	15.764	14.978
1.01.02.02.03	Cauções e Depósitos Vinculados	39.622	5.020
1.01.02.02.04	Recursos Vinculados ao Pgto Obrigações	0	13.002
1.01.02.02.05	Outros	15.733	12.266
1.01.03	Estoques	22.135	19.724
1.01.04	Outros	32.136	32.103
1.01.04.01	Despesas Pagas Antecipadamente	4.810	6.618
1.01.04.02	Ativo Fiscal Diferido	21.168	19.539
1.01.04.03	Outros	6.158	5.946
1.02	Ativo Não Circulante	4.424.453	4.454.145
1.02.01	Ativo Realizável a Longo Prazo	417.882	408.648
1.02.01.01	Créditos Diversos	97.996	94.594
1.02.01.01.01	Concessionárias e Permissionárias	7.616	9.629
1.02.01.01.02	Alienação de Bens e Direitos	76.924	72.945
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	12.927	11.163
1.02.01.01.04	Outros	529	857
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	319.886	314.054
1.02.01.03.01	Depósitos Judiciais	122.420	119.363
1.02.01.03.02	Ativo Fiscal Diferido	196.516	193.689
1.02.01.03.03	Outros	950	1.002
1.02.02	Ativo Permanente	4.006.571	4.045.497
1.02.02.01	Investimentos	1.260.950	1.273.293
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	1.165.385	1.176.041
1.02.02.01.04	Participações em Controladas - Ágio	64.754	66.440
1.02.02.01.05	Outros Investimentos	30.811	30.812

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2007	4 -30/06/2007
1.02.02.02	Imobilizado	2.743.586	2.770.090
1.02.02.03	Intangível	2.035	2.114
1.02.02.04	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2007	4 - 30/06/2007
2	Passivo Total	5.574.507	5.206.684
2.01	Passivo Circulante	1.278.365	818.037
2.01.01	Empréstimos e Financiamentos	208.047	218.641
2.01.02	Debêntures	21.430	6.828
2.01.03	Fornecedores	243.609	233.182
2.01.04	Impostos, Taxas e Contribuições	211.512	126.916
2.01.05	Dividendos a Pagar	438.296	78.250
2.01.05.01	Dividendos e Juros s/ Capital Próprio	438.296	78.250
2.01.06	Provisões	41.704	40.024
2.01.06.01	Obrigações Estimadas	32.421	31.685
2.01.06.02	Contingências	9.283	8.339
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	113.767	114.196
2.01.08.01	Benefícios Pós-Emprego	19.094	19.536
2.01.08.02	Operações com Derivativos - Swap Cambial	24.083	21.149
2.01.08.03	Obrigações com Programas de P&D	40.403	35.801
2.01.08.04	Outros	30.187	37.710
2.02	Passivo Não Circulante	1.235.075	1.240.426
2.02.01	Passivo Exigível a Longo Prazo	1.235.075	1.240.426
2.02.01.01	Empréstimos e Financiamentos	266.565	283.123
2.02.01.02	Debêntures	555.254	551.494
2.02.01.03	Provisões	61.015	59.229
2.02.01.03.01	Obrigações Estimadas	1.724	1.054
2.02.01.03.02	Contingências	59.291	58.175
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	352.241	346.580
2.02.01.06.01	Tributos e Contribuições Sociais	7.395	6.222
2.02.01.06.02	Benefício Pós-Emprego	306.105	301.641
2.02.01.06.03	Passivo Fiscal Diferido	36.535	36.535
2.02.01.06.04	Outros	2.206	2.182
2.02.02	Resultados de Exercícios Futuros	0	0
2.04	Patrimônio Líquido	3.061.067	3.148.221
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	227.111	227.111
2.04.04.01	Legal	197.214	197.214
2.04.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2007	4 -30/06/2007
2.04.04.03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.897	29.897
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuizos Acumulados	296.495	383.649
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2007 a 30/09/2007	4 - 01/01/2007 a 30/09/2007	5 - 01/07/2006 a 30/09/2006	6 - 01/01/2006 a 30/09/2006
3.01	Receita Bruta de Vendas e/ou Serviços	822.686	2.163.493	651.360	1.937.581
3.01.01	Suprimento de Energia Elétrica	728.065	1.896.562	566.948	1.687.941
3.01.02	Fornecimento de Energia Elétrica	86.711	250.700	80.333	236.281
3.01.03	Outras Receitas	7.910	16.231	4.079	13.359
3.02	Deduções da Receita Bruta	(61.242)	(171.783)	(51.972)	(155.063)
3.02.01	Impostos e Contribuições	(53.661)	(151.899)	(45.978)	(136.715)
3.02.02	Pesquisa e Desenvolvimento	(7.581)	(19.884)	(5.994)	(18.348)
3.03	Receita Líquida de Vendas e/ou Serviços	761.444	1.991.710	599.388	1.782.518
3.04	Custo de Bens e/ou Serviços Vendidos	(315.314)	(874.264)	(288.724)	(759.502)
3.04.01	Energia Elétrica Comprada de Terceiros	(98.587)	(293.684)	(96.281)	(293.983)
3.04.02	Transações no Âmbito da CCEE	(34.925)	(169.735)	(84.453)	(131.109)
3.04.03	Custo de Produção de Energia Elétrica	(179.105)	(403.628)	(105.346)	(327.128)
3.04.04	Custo dos Serviços Prestados	(2.697)	(7.217)	(2.644)	(7.282)
3.05	Resultado Bruto	446.130	1.117.446	310.664	1.023.016
3.06	Despesas/Receitas Operacionais	(56.679)	(116.048)	7.229	(87.224)
3.06.01	Com Vendas	(44.925)	(133.434)	(43.777)	(125.666)
3.06.02	Gerais e Administrativas	(29.133)	(83.061)	(20.286)	(75.863)
3.06.03	Financeiras	(24.930)	(44.963)	(31.925)	(56.436)
3.06.03.01	Receitas Financeiras	23.197	59.361	22.526	73.822
3.06.03.02	Despesas Financeiras	(48.127)	(104.324)	(54.451)	(130.258)
3.06.04	Outras Receitas Operacionais	(478)	2.410	85.835	101.782
3.06.04.01	Ganhos em Ação Judicial	0	0	87.535	87.535
3.06.04.02	Const./Reversão Prov.Operac., líquida	(478)	2.410	(1.700)	14.247
3.06.05	Outras Despesas Operacionais	0	0	(8.929)	(8.929)
3.06.05.01	Devolução de Adicional Tarifário	0	0	(8.929)	(8.929)
3.06.06	Resultado da Equivalência Patrimonial	42.787	143.000	26.311	77.888
3.06.06.01	Equivalência Patrimonial	44.473	148.060	27.998	82.948

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2007 a 30/09/2007	4 - 01/01/2007 a 30/09/2007	5 - 01/07/2006 a 30/09/2006	6 - 01/01/2006 a 30/09/2006
3.06.06.02	Amortização de Ágio na Partic. Empresas	(1.686)	(5.060)	(1.687)	(5.060)
3.07	Resultado Operacional	389.451	1.001.398	317.893	935.792
3.08	Resultado Não Operacional	(185)	(1.346)	12	17.058
3.08.01	Receitas	186	744	172	45.986
3.08.02	Despesas	(371)	(2.090)	(160)	(28.928)
3.09	Resultado Antes Tributação/Participações	389.266	1.000.052	317.905	952.850
3.10	Provisão para IR e Contribuição Social	(120.809)	(266.209)	(64.446)	(116.205)
3.10.01	Imposto de Renda	(88.519)	(195.112)	(47.224)	(80.527)
3.10.02	Contribuição Social	(32.290)	(71.097)	(17.222)	(35.678)
3.11	IR Diferido	4.456	10.719	4.294	(46.324)
3.11.01	Imposto de Renda	3.277	8.536	3.157	(13.607)
3.11.02	Contribuição Social	1.179	2.183	1.137	(32.717)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	272.913	744.562	257.753	790.321
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,41810	1,14067	0,39488	1,21077
	PREJUÍZO POR AÇÃO (Reais)				

04.01 - NOTAS EXPLICATIVAS

1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá, Cana Brava e Machadinho e da Unidade de Co-geração Lages, é de 5.881 MW, dos quais 79,37% em usinas hidrelétricas e 20,63% em termelétricas. A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA é de 5.917 MW.

Neste trimestre, através da controlada integral Delta Energética, a Companhia adquiriu o controle acionário da Seival Participações S.A., correspondente a 100% das ações ordinárias representativas do capital social, pelo valor de R$ 24.000. A Seival Participações S.A. detém 99,99% das quotas do capital social da Usina Termelétrica Seival Ltda., constituída como uma Sociedade de Propósito Específico - SPE, a qual detém os direitos, incluindo a autorização da Agência Nacional de Energia Elétrica (ANEEL), licença prévia e opção de compra de imóvel para implantar e explorar, na condição de Produtor Independente de Energia Elétrica, uma central geradora termelétrica a vapor, utilizando como combustível carvão mineral. As principais características do empreendimento estão descritas na Nota 9-b.

2 – APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas para a elaboração das Demonstrações Contábeis de 31.12.2006.

Os valores apresentados nas Informações Trimestrais - ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Contábeis de 31.12.2006 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Demonstrações contábeis consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

3 – APLICAÇÕES FINANCEIRAS

	Controladora		Consolidado	
	30.09.2007	**30.06.2007**	**30.09.2007**	**30.06.2007**
Citibank - Fundo de Investimento Exclusivo				
Certificado de Depósito Bancário (CDB)	42.654	19.475	48.657	24.728
Operações Compromissadas com Títulos Públicos Federais	589.517	259.810	672.490	329.889
Instituições Financeiras (*)				
Certificado de Depósito Bancário (CDB)	-	-	24.833	71.048
Notas do Tesouro Nacional (NTN) - D	-	-	3.699	4.006
Operações Compromissadas com Títulos Privados	-	-	26.965	22.587
	632.171	279.285	776.644	452.258
Banco Santos				
Certificado de Depósito Bancário (CDB)	1.777	1.777	2.603	2.603
(-) Provisão para perdas	(1.777)	(1.777)	(2.603)	(2.603)
	632.171	**279.285**	**776.644**	**452.258**

(*) Banco do Brasil, ABN Amro Real, Banco Safra, Unibanco, Banco Santander e Banco Votorantim, HSBC e Banco Itaú.

A provisão para perdas foi constituída em decorrência da falência decretada do Banco Santos no ano de 2005.

4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	30.09.2007				30.06.2007
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Concessionárias	189.798	-	-	189.798	191.016
Comercializadoras	61.755	7.863	-	69.618	61.999
Consumidores livres	25.465	1.172	6	26.643	25.232
Exportação	17.210	-	740	17.950	35.457
Transações no âmbito da CCEE/MAE					
- Parcelamentos	14.953	-	-	14.953	16.527
- Recomposição tarifária extra-ordinária – RTE	2.739	-	-	2.739	4.414
- Agentes com ações judiciais ou inadimplentes	109.873	-	11.947	121.820	121.820
	127.565	-	11.947	139.512	142.761
	421.793	**9.035**	**12.693**	**443.521**	**456.465**
(-) Provisão para créditos de liquidação duvidosa	(109.873)	-	(11.947)	(121.820)	(121.820)
	311.920	**9.035**	**746**	**321.701**	**334.645**
Longo prazo					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	6.521	-	-	6.521	8.387
- Recomposição tarifária extra-ordinária - RTE	1.095	-	-	1.095	1.242
	7.616	**-**	**-**	**7.616**	**9.629**

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	30.09.2007				30.06.2007
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Concessionárias	192.601	-	-	192.601	193.714
Comercializadoras	45.831	-	-	45.831	42.988
Consumidores livres	82.830	1.504	6	84.340	83.237
Exportação	17.210	-	740	17.950	35.457
Transações no âmbito da CCEE/MAE					
- Correntes	954	3	-	957	459
- Parcelamentos	14.953	-	-	14.953	16.527
- Recomposição tarifária extra-ordinária – RTE	2.739	-	-	2.739	4.414
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.442
	129.144	3	13.944	143.091	145.842
	467.616	**1.507**	**14.690**	**483.813**	**501.238**
(-) Provisão para créditos de liquidação duvidosa	(110.498)	-	(12.076)	(122.574)	(122.574)
	357.118	**1.507**	**2.614**	**361.239**	**378.664**
Longo prazo					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	6.521	-	-	6.521	8.387
- Recomposição tarifária extra-ordinária - RTE	1.095	-	-	1.095	1.242
	7.616	**-**	**-**	**7.616**	**9.629**

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do Mercado Atacadista de Energia Elétrica - MAE (atualmente, Câmara de Comercialização de Energia Elétrica - CCEE) no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido crédito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

5 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A COMPENSAR

	Controladora		Consolidado	
	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Circulante				
ICMS	42.912	42.108	44.317	43.511
Imposto de renda	4.027	709	6.838	4.013
Contribuição social	338	3.655	728	4.347
COFINS	2.184	2.233	2.316	2.233
PIS	474	485	503	485
INSS	6.680	6.639	6.680	6.639
	56.615	**55.829**	**61.382**	**61.228**
(-) Provisão para perdas na recuperação de créditos de ICMS	(40.851)	(40.851)	(40.851)	(40.851)
	15.764	**14.978**	**20.531**	**20.377**
Longo prazo				
ICMS	3.795	3.241	6.776	6.029
COFINS	7.503	6.509	7.513	6.519
PIS	1.629	1.413	1.631	1.415
	12.927	**11.163**	**15.920**	**13.963**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos naquele Estado, tendo em vista que parcela substancial da venda de energia elétrica ocorria com diferimento de ICMS.

6 – ATIVO FISCAL DIFERIDO

	Controladora				
	30.09.2007				30.06.2007
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso - RIC	146.550	36.637	-	36.637	36.637
Benefícios pós-emprego	185.156	46.289	16.664	62.953	60.899
Provisão para créditos de liquidação duvidosa	121.820	30.455	10.964	41.419	41.419
Provisão para contingências	102.154	25.538	9.194	34.732	33.950
Provisão para perdas com créditos de ICMS	40.851	10.213	3.676	13.889	13.889
Depreciação acelerada UTE W. Arjona	26.026	6.507	2.342	8.849	9.132
Bônus gerencial e especial	4.745	1.186	427	1.613	1.183
Operações de *swap* cambial	24.083	6.021	2.167	8.188	7.190
Ajuste a valor presente de valores a receber	21.163	5.291	1.905	7.196	7.552
Provisão para perdas em aplicações financeiras	1.777	444	160	604	604
PIS e COFINS sobre ICMS - Exigibilidade Suspensa	2.690	673	242	915	438
Outros	2.028	507	182	689	335
		169.761	47.923	217.684	213.228
Classificação do ativo fiscal diferido:					
Circulante		16.535	4.633	21.168	19.539
Não circulante		153.226	43.290	196.516	193.689
		169.761	47.923	217.684	213.228

	Consolidado				
	30.09.2007				30.06.2007
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso - RIC	146.550	36.637	-	36.637	36.637
Benefícios pós-emprego	185.156	46.289	16.664	62.953	60.899
Provisão para créditos de liquidação duvidosa	122.574	30.643	11.032	41.675	41.675
Provisão para contingências	104.933	26.233	9.444	35.677	34.768
Provisão para perdas com créditos de ICMS	40.851	10.213	3.676	13.889	13.889
Depreciação acelerada UTE W. Arjona	26.026	6.507	2.342	8.849	9.132
Bônus gerencial e especial	4.745	1.186	427	1.613	1.183
Operações de *swap* cambial	24.083	6.021	2.167	8.188	7.190
Ajuste a valor presente de valores a receber	21.163	5.291	1.905	7.196	7.552
Provisão para perdas em aplicações financeiras	2.603	651	234	885	885
PIS e COFINS sobre ICMS - Exigibilidade Suspensa	3.753	938	338	1.276	787
Prejuízo fiscal	259	-	-	-	65
Base negativa da contribuição social	754	-	-	-	68
Outros	2.699	675	243	918	335
		171.284	**48.472**	**219.756**	**215.065**
Classificação do ativo fiscal diferido:					
Circulante		16.551	4.639	21.190	19.741
Não circulante		154.733	43.833	198.566	195.324
		171.284	**48.472**	**219.756**	**215.065**

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas.

O horizonte de realização do ativo fiscal diferido a longo prazo e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	Controladora	Consolidado
Ativo fiscal diferido, registrado		
Out a Dez/2008	5.892	5.932
2009	17.941	18.567
2010	32.911	33.003
2011	54.730	55.427
2012	13.642	14.080
2013 a 2015	34.473	34.589
2016 em diante	36.927	36.968
	196.516	**198.566**
Ativo fiscal diferido, não registrado		
Out/2017 em diante	**16.364**	**16.364**
	212.880	**214.930**

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, em observância à Instrução CVM nº 371/02.

7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora							
	2007				2006			
	3º Trimestre		Acumulado		3º Trimestre		Acumulado	
	IR	CS	IR	CS	IR	CS	IR	CS
Resultado antes dos tributos	389.266	389.266	1.000.052	1.000.052	317.905	317.905	952.850	952.850
Diferenças permanentes								
Adições								
Amortização de ágio	1.686	-	5.060	-	1.687	-	5.060	-
Doações	799	799	1.516	1.516	310	310	1.382	1.382
Perdas com operações de *swaps*	-	-	-	-	2.422	2.422	2.422	2.422
Outras	573	84	2.787	203	194	77	1.845	235
Exclusões								
Equival. patrimonial	(44.473)	(44.473)	(148.060)	(148.060)	(27.998)	(27.998)	(82.948)	(82.948)
Juros s/Capital Próprio	-	-	(88.000)	(88.000)	(114.000)	(114.000)	(114.000)	(114.000)
Provisão para perdas da UTE Jacuí	-	-	-	-	-	-	(303.131)	-
RIC (*)								
UTE Jacuí	-	-	-	-	-	-	(71.263)	-
Demais ativos	(3.664)	-	(10.972)	-	(3.408)	-	(10.223)	-
Base de cálculo	344.187	345.676	762.383	765.711	177.112	178.716	381.994	759.941
Alíquotas	25%	9%	25%	9%	25%	9%	25%	9%
IR e CS	(86.047)	(31.111)	(190.596)	(68.914)	(44.278)	(16.085)	(95.499)	(68.395)
Complemento do IR diferido sobre a RIC	-	-	2.471	-	-	-	-	-
Incentivos fiscais	799	-	1.531	-	205	-	1.277	-
Outros	6	-	18	-	6	-	88	-
IR e CS - resultado	(85.242)	(31.111)	(186.576)	(68.914)	(44.067)	(16.085)	(94.134)	(68.395)
Composição dos tributos no resultado:								
Corrente	(88.519)	(32.290)	(195.112)	(71.097)	(47.224)	(17.222)	(80.527)	(35.678)
Diferido	3.277	1.179	8.536	2.183	3.157	1.137	(13.607)	(32.717)
	(85.242)	(31.111)	(186.576)	(68.914)	(44.067)	(16.085)	(94.134)	(68.395)

(*) RIC – Remuneração das Imobilizações em Curso

04.01 - NOTAS EXPLICATIVAS

	Consolidado							
	2007				2006			
	3º Trimestre		Acumulado		3º Trimestre		Acumulado	
	IR	CS	IR	CS	IR	CS	IR	CS
Resultado antes dos tributos	411.563	411.563	1.079.476	1.079.476	337.413	337.413	998.775	998.775
Diferenças permanentes								
Adições								
Amortização de ágio	1.686	-	5.060	-	1.687	-	5.060	-
Doações	799	799	1.666	1.666	310	310	1.532	1.532
Perdas com operações de *swaps*	-	-	-	-	10.403	10.403	10.403	10.403
Outras	509	(29)	2.980	103	3.089	2.912	4.842	3.072
Exclusões								
Juros s/Capital Próprio	-	-	(88.000)	(88.000)	(114.000)	(114.000)	(114.000)	(114.000)
Provisão para perdas da UTE Jacuí	-	-	-	-	-	-	(303.131)	-
RIC [(*)]								
UTE Jacuí	-	-	-	-	-	-	(71.263)	-
Demais ativos	(3.664)	-	(10.972)	-	(3.408)	-	(10.223)	-
Ajuste em controlada tributada pelo lucro presumido	(1.269)	(883)	(3.421)	(2.298)	(792)	(410)	(4.057)	(2.932)
Outros	-	-	-	-	-	-	(300)	(300)
Base de cálculo	409.624	411.450	986.789	990.947	234.702	236.628	517.638	896.550
Alíquotas	25%	9%	25%	9%	25%	9%	25%	9%
IR e CS	(102.406)	(37.032)	(246.697)	(89.186)	(58.676)	(21.296)	(129.410)	(80.690)
IR e CS de períodos anteriores	(28)	(10)	(2.400)	(864)	-	-	-	-
Complemento do IR diferido sobre a RIC	-	-	2.471	-	-	-	-	-
Incentivos fiscais	799	-	1.681	-	273	-	1.495	-
Outros	27	-	81	-	39	-	151	-
IR e CS - resultado	(101.608)	(37.042)	(244.864)	(90.050)	(58.364)	(21.296)	(127.764)	(80.690)
Composição dos tributos no resultado:								
Corrente	(105.090)	(38.250)	(252.840)	(91.989)	(60.370)	(22.020)	(113.150)	(47.613)
Diferido	3.482	1.208	7.976	1.939	2.006	724	(14.614)	(33.077)
	(101.608)	(37.042)	(244.864)	(90.050)	(58.364)	(21.296)	(127.764)	(80.690)

[(*)] RIC – Remuneração das Imobilizações em Curso

8 – ALIENAÇÃO DE BENS E DIREITOS

Em junho de 2004, julho de 2005 e março de 2006, a Companhia transferiu 33,33%, em cada ano, do projeto Jacuí à Elétrica Jacuí S.A. – ELEJA, a qual passou a ser titular da totalidade do mesmo. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

Em garantia ao cumprimento das obrigações contratuais, incluindo o pagamento do preço de compra, a ELEJA deu para a Tractebel Energia, em promessa de penhor e hipoteca, os direitos, bens, máquinas, imóveis e seus acessórios, que foram objeto do contrato de compra e venda entre as partes.

De acordo com as condições contratuais os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de início da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu ao seu ajuste a valor presente, aplicando a taxa de desconto de 10% a.a. Os valores nominais e os descontados a valor presente, na controladora e no consolidado, são como se segue:

	Controladora e Consolidado	
	30.09.2007	30.06.2007
Valor da alienação	98.086	95.157
(-) Ajuste a valor presente	(21.162)	(22.212)
	76.924	72.945

9 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Participações societárias permanentes:				
Avaliadas pelo método de equivalência patrimonial	1.165.385	1.176.041	-	-
Ágio	64.754	66.440	64.754	66.440
Outras participações	-	-	500	-
Avaliadas pelo custo de aquisição	28.796	28.796	28.796	28.796
Bens e direitos de uso futuro e destinados à alienação	1.895	1.895	1.895	1.895
Outros investimentos	120	121	120	121
	1.260.950	1.273.293	96.065	97.252

b) Participações societárias permanentes

b.1) Avaliadas pelo método de equivalência patrimonial

	30.09.2007				30.06.2007
Empresas	Lote de Mil Ações ou Quotas	Participação (%)	Lucro Líquido (Prejuízo)	Patrimônio Líquido	Patrimônio Líquido
Itá Energética S.A. - ITASA	253.607	48,75	12.459	586.397	580.288
Companhia Energética Meridional - CEM	344.528	99,99	73.010	553.568	528.529
Companhia Energética São Salvador - CESS	268.943	99,99	-	268.943	268.943
Lages Bioenergética Ltda.	30.530	99,99	7.144	37.674	35.784
Tractebel Energia Comercializadora Ltda.	4.200	99,99	14.566	18.766	59.894
Delta Energética S.A.	45	99,99	(45)	515	-
Lagoa Formosa Bioenergética Ltda.	50	99,99	-	50	-

Movimentação dos investimentos

No presente trimestre

Empresas	Saldo em 30.06.2007	Constituição Empresa	Adiant. p/ Aumento de Capital	Resultado da Equivalência Patrimonial	Amortização do Ágio	Dividendos	Saldo em 30.09.2007
ITASA							
Equival. Patrimonial	282.890	-	-	2.979	-	-	285.869
Ágio	6.865	-	-	-	(571)	-	6.294
CEM							
Equival. Patrimonial	528.529	-	-	25.039	-	-	553.568
Ágio	24.518	-	-	-	(1.115)	-	23.403
CESS							
Equival. Patrimonial	268.943	-	-	-	-	-	268.943
Ágio	35.057	-	-	-	-	-	35.057
Lages Bioenergética	35.784	-	-	1.890	-	-	37.674
Tractebel Comercializadora	59.894	-	-	14.566	-	(55.694)	18.766
Delta Energética	1	-	515	(1)	-	-	515
Lagoa Formosa	-	50	-	-	-	-	50
	1.242.481	50	515	44.473	(1.686)	(55.694)	1.230.139

No segundo trimestre

Empresas	Saldo em 31.03.2007	Aquisição	Resultado da Equivalência Patrimonial	Amortização do Ágio	Dividendos	Saldo em 30.06.2007
ITASA						
Equival. Patrimonial	282.512	-	3.663	-	(3.285)	282.890
Ágio	7.438	-	-	(573)	-	6.865
CEM						
Equival. Patrimonial	501.993	-	26.536	-	-	528.529
Ágio	25.632	-	-	(1.114)	-	24.518
CESS						
Equival. Patrimonial	-	268.943	-	-	-	268.943
Ágio	-	35.057	-	-	-	35.057
Lages Bioenergética	34.476	-	1.308	-	-	35.784
Tractebel Comercializadora	40.074	-	19.820	-	-	59.894
Delta Energética	2	-	(1)	-	-	1
	892.127	304.000	51.326	(1.687)	(3.285)	1.242.481

Companhia Energética São Salvador - CESS

A Companhia, no segundo trimestre, adquiriu a totalidade das ações ordinárias e preferenciais de emissão da CESS, detidas pela sua controladora SUEZ Energy South America Participações Ltda.

A CESS é titular da concessão do aproveitamento hidrelétrico São Salvador, que possui 243,2 MW de capacidade instalada e 148,5 MW médios de energia assegurada. Em outubro de 2006, a CESS comercializou no 3º Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada - ACR.

O preço pago pela Companhia à SESA foi de R$ 304.000 à vista, valor esse que deverá ser acrescido de R$ 18.000 caso ocorra a concatenação entre a data do início dos pagamentos relativos ao Uso do Bem Público - UBP e o início do fornecimento de energia elétrica originalmente previsto para 2011 nos Contratos de Comercialização de Energia Elétrica - CCEARs.

O ágio pago na aquisição do controle acionário foi de R$ 35.057 e será adicionado de R$ 18.000 caso seja concretizada a condição mencionada acima. O referido ágio tem fundamento econômico na expectativa de resultado futuro e será amortizado em 10 anos a partir do início da operação comercial, previsto para 2009. A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com a taxa de desconto em termos nominais de aproximadamente 9% a.a., em dólar norte americano. A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina.

04.01 - NOTAS EXPLICATIVAS

Pela outorga da concessão onerosa da UHE São Salvador, a CESS pagará à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL, o valor original de R$ 555.000, em parcelas mensais proporcionais ao valor anual reajustado. De acordo com o Segundo Termo Aditivo ao Contrato de Concessão nº 017/2002, de 18.07.2007, o início do pagamento dar-se-á a partir da operação comercial da 1ª unidade geradora do UHE São Salvador, ou a partir do início da entrega da energia objeto de Contratos de Comercialização de Energia no Ambiente Regulado – CCEAR, o que ocorrer primeiro, até o término da concessão, em abril de 2037.

Ainda conforme o referido aditivo, este valor será atualizado anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M até a data do aditivo contratual, em 18.07.2007, e a partir desta data, pela variação do Índice Nacional de Preços ao Consumidor Amplo – IPCA.

Os valores contratuais atualizados, até 30.09.2007, são os seguintes:

Valor anual	32.708
Parcelas mensais (1/12)	2.726
Valor presente da Concessão	279.576

O valor presente da Concessão foi calculado com base na taxa de desconto de 10% a.a., tradicionalmente utilizada no setor elétrico brasileiro, considerando os pagamentos no período de 01.01.2009 a 23.04.2037.

Lagoa Formosa Bioenergética Ltda.

A Lagoa Formosa Bioenergética Ltda., Sociedade de Propósito Específico (SPE), controlada integral da Tractebel Energia, foi constituída com o objetivo de construir a Usina Co-geração São João, um empreendimento à biomassa de cana-de-açúcar em consórcio com a empresa Dedini Açúcar e Álcool Ltda., pertencente ao Grupo Dedini Agro.

Neste trimestre, a Dedini foi adquirida pelo grupo espanhol Abengoa, que optou por desfazer tal parceria. A Tractebel Energia, entretanto, terá direito a uma compensação financeira a título de indenização. O projeto havia vendido 23 MW médios, a partir de 2010, no 1º Leilão de Fontes Alternativas promovido pela ANEEL em junho do ano corrente, cujo compromisso de implantação e entrega permanece com a Dedini. A Companhia continua envidando esforços para desenvolver novos empreendimentos termelétricos movidos a biomassa de cana-de-açúcar.

Delta Energética S.A.

A controlada adquiriu, neste trimestre, a totalidade das ações ordinárias de emissão da Seival Participações S.A.. A Seival é uma *holding* de propósito específico, detentora de 99,99% do capital social da Usina Termelétrica Seival Ltda., com sede na cidade de Porto Alegre - RS.

A aquisição da Seival Participações acrescenta ganhos ao desenvolvimento do projeto para exportação de energia ao Uruguai a partir de 2012, uma vez que detém os direitos (incluindo autorização da ANEEL, licença prévia e opção de compra de imóvel) para implantar e explorar uma termelétrica a carvão em Candiota - RS, com potência instalada de até 540 MW.

O preço da aquisição foi de R$ 24.000, dos quais foram pagos, até 30.09.2007, R$ 500 correspondentes à primeira parcela pela celebração do contrato. Após a anuência prévia da ANEEL serão pagos R$ 4.500. O saldo remanescente será quitado em três parcelas, de acordo com as demais condições estabelecidas contratualmente.

O ágio apurado na aquisição do controle acionário foi de R$ 22.526, o qual foi determinado com base em análise econômico-financeira e avaliação dos benefícios que a aquisição do projeto proporcionará à Companhia, e será amortizado em 10 anos a partir do início da operação comercial.

b.2) Avaliadas pelo custo de aquisição

Machadinho Energética S.A. – MAESA

Em março de 2007, a Companhia adquiriu 2,82% de participação acionária na Machadinho Energética S.A. – MAESA, a qual é uma Sociedade de Propósito Específico (SPE) que foi constituída para construir e explorar, através de consórcio, a usina hidrelétrica Machadinho pelo valor de R$ 28.793. As companhias consorciadas são a MAESA e a Tractebel Energia, com participações de 83,06% e 16,94%, respectivamente. Em conseqüência desta aquisição, a Tractebel Energia aumentou a sua participação total na concessão e no consórcio em 2,34%, passando para 19,28%.

10 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	30.09.2007				30.06.2007	
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Geração Hidrelétrica						
UHE Salto Santiago	2,5	640.770	(501.835)	138.935	142.795	Controladora
UHE Salto Osório	2,8	311.678	(236.636)	75.042	76.906	Controladora
UHE Passo Fundo	2,5	119.872	(90.955)	28.917	29.014	Controladora
UHE Itá (em consórcio)	3,5	1.776.707	(301.869)	1.474.838	1.488.953	Controladora /ITASA
UHE Machadinho (em consórcio)	3,1	179.939	(24.299)	155.640	157.071	Controladora
UHE Cana Brava	2,9	874.502	(112.526)	761.976	768.440	CEM
		3.903.468	(1.268.120)	2.635.348	2.663.179	
Geração Termelétrica						
Complexo Jorge Lacerda	4,3	2.483.063	(1.330.847)	1.152.216	1.166.153	Controladora
UTE Charqueadas	4,4	58.677	(50.233)	8.444	8.753	Controladora
UTE Alegrete	3,6	8.289	(7.298)	991	1.003	Controladora
UTE William Arjona	4,3	174.661	(74.274)	100.387	101.430	Controladora
Unidade de Cogeração Lages	4,3	74.146	(10.707)	63.439	64.251	Lages
		2.798.836	(1.473.359)	1.325.477	1.341.590	
Equipamentos Gerais e Outros	10,0	45.268	(18.765)	26.503	25.967	Consolidado
		6.747.572	(2.760.244)	3.987.328	4.030.736	
Imobilizações em Curso						
Geração Hidrelétrica						
UHE São Salvador		479.464	-	479.464	391.781	CESS
Outros UHE (obras de adição)		19.252	-	19.252	15.580	Controladora/ ITASA/CEM
Geração Termelétrica		26.582	-	26.582	22.420	Controladora/ Lages
Equipamentos Gerais e Outros		869	-	869	1.353	Controladora
		526.167	-	526.167	431.134	
Total das imobilizações		7.273.739	(2.760.244)	4.513.495	4.461.870	
Obrigações especiais		(9.628)	-	(9.628)	(9.628)	Controladora/ Lages
		7.264.111	(2.760.244)	4.503.867	4.452.242	

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em curso	Total	Em serviço	Em curso	Total
Saldo em 31.03.2007	**2.775.783**	**30.415**	**2.806.198**	**4.072.936**	**36.575**	**4.109.511**
Aquisições	-	18.512	18.512	-	410.660	410.660
Transferências	12.932	(12.932)	-	13.206	(13.206)	-
Depreciação	(44.411)	-	(44.411)	(54.853)	-	(54.853)
Baixas	(553)	(153)	(706)	(553)	(2.895)	(3.448)
Saldo em 30.06.2007	**2.743.751**	**35.842**	**2.779.593**	**4.030.736**	**431.134**	**4.461.870**
Aquisições	-	18.325	18.325	-	107.052	107.052
Transferências	11.818	(11.818)	-	11.868	(11.868)	-
Depreciação	(44.457)	-	(44.457)	(54.904)	-	(54.904)
Baixas	(372)	-	(372)	(372)	(151)	(523)
	2.710.740	**42.349**	**2.753.089**	**3.987.328**	**526.167**	**4.513.495**
Obrigações Especiais	(9.503)	-	(9.503)	(9.628)	-	(9.628)
Saldo em 30.09.2007	**2.701.237**	**42.349**	**2.743.586**	**3.977.700**	**526.167**	**4.503.867**

Apropriação dos encargos financeiros

Os encargos financeiros vinculados a financiamentos da Companhia Energética São Salvador – CESS, cujo valor no 3º trimestre foi de R$ 4.491, estão sendo reconhecidos no imobilizado em curso.

11 – ATIVO INTANGÍVEL

	Consolidado					
	30.09.2007				30.06.2007	
	Taxas médias de amortização	**Custo corrigido**	**Amortização acumulada**	**Valor líquido**	**Valor líquido**	**Empresa**
Direito de exploração UHE Cana Brava	3,2	88.664	(14.776)	73.888	74.599	CEM
Direito de uso de softwares	20,0	9.833	(7.665)	2.168	2.187	Consolidado
		98.497	(22.441)	76.056	76.786	

12 – EMPRÉSTIMOS E FINANCIAMENTOS

a) Composição

	Controladora					
	30.09.2007			30.06.2007		
	Principal e encargos			Principal e encargos		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	21.329	176.886	198.215	22.342	183.929	206.271
BNP Paribas (*Floating Rate Note*)	104.947	-	104.947	104.292	-	104.292
Deutsche Bank	3.533	5.300	8.833	3.701	5.551	9.252
ABN AMRO Bank	2.593	-	2.593	5.432	-	5.432
Encargos	17.888	-	17.888	10.676	-	10.676
	150.290	182.186	332.476	146.443	189.480	335.923
Moeda Nacional						
ELETROBRÁS	48.409	72.908	121.317	60.364	81.290	141.654
BNDES	4.411	-	4.411	6.947	-	6.947
Banco do Brasil	3.529	11.471	15.000	3.529	12.353	15.882
Encargos	1.408	-	1.408	1.358	-	1.358
	57.757	84.379	142.136	72.198	93.643	165.841
	208.047	266.565	474.612	218.641	283.123	501.764

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	30.09.2007			30.06.2007		
	Principal e encargos			Principal e encargos		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	21.329	176.886	198.215	22.342	183.929	206.271
BNP Paribas (Floating Rate Note)	104.947	-	104.947	104.292	-	104.292
Deutsche Bank	3.533	5.300	8.833	3.701	5.551	9.252
ABN AMRO Bank	2.593	-	2.593	5.432	-	5.432
Encargos	17.888	-	17.888	10.676	-	10.676
	150.290	**182.186**	**332.476**	**146.443**	**189.480**	**335.923**
Moeda Nacional						
ELETROBRAS	48.409	72.908	121.317	60.364	81.290	141.654
BNDES	31.397	205.923	237.320	33.916	188.329	222.245
Repasse BNDES - agentes financeiros	14.981	229.427	244.408	14.971	184.490	199.461
Banco do Brasil	3.529	11.471	15.000	3.529	12.353	15.882
Banco Regional de Desenvolvimento do Extremo Sul - BRDE	6.806	26.656	33.462	6.802	28.339	35.141
Encargos	2.346	3.693	6.039	2.487	2.373	4.860
	107.468	**550.078**	**657.546**	**122.069**	**497.174**	**619.243**
	257.758	**732.264**	**990.022**	**268.512**	**686.654**	**955.166**

b) Mutação dos empréstimos e financiamentos

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.03.2007	**237.454**	**316.067**	**553.521**	**287.290**	570.270	**857.560**
Ingressos	-	-	-	-	158.701	158.701
Transferências	20.617	(20.617)	-	32.829	(32.829)	-
Encargos gerados	13.077	-	13.077	21.110	2.633	23.743
Variações monetárias/cambiais	(7.660)	(12.327)	(19.987)	(7.660)	(12.121)	(19.781)
Amortizações	(44.847)	-	(44.847)	(65.057)	-	(65.057)
Saldo em 30.06.2007	**218.641**	**283.123**	**501.764**	**268.512**	**686.654**	**955.166**
Ingressos	-	-	-	-	69.720	69.720
Transferências	9.406	(9.406)	-	21.614	(21.614)	-
Encargos gerados	15.363	-	15.363	22.177	4.553	26.730
Variações monetárias/cambiais	(4.160)	(8.609)	(12.769)	(4.160)	(8.506)	(12.666)
Remuneração de garantias depositadas	-	1.457	1.457	-	1.457	1.457
Amortizações	(31.203)	-	(31.203)	(50.385)	-	(50.385)
Saldo em 30.09.2007	**208.047**	**266.565**	**474.612**	**257.758**	**732.264**	**990.022**

c) Composição por tipo de moeda estrangeira e indexadores nacionais

	Controladora					
	30.09.2007			30.06.2007		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	118.480	217.874	45,90	116.774	224.930	44,83
Euro – EUR	43.680	114.602	24,15	42.570	110.993	22,12
		332.476	70,05		335.923	66,95
Moeda nacional						
IVRRJR (baseado na UFIR)		122.530	25,82		142.787	28,46
Não indexado		19.606	4,13		23.054	4,59
		142.136	29,95		165.841	33,05
		474.612	100,00		501.764	100,00

	Consolidado					
	30.09.2007			30.06.2007		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	118.480	217.874	22,01	116.774	224.930	23,55
Euro – EUR	43.680	114.602	11,57	42.570	110.993	11,62
		332.476	33,58		335.923	35,17
Moeda nacional						
IVRRJR (baseado na UFIR)		122.530	12,38		142.787	14,95
TJLP		515.410	52,06		453.402	47,47
Não indexado		19.606	1,98		23.054	2,41
		657.546	66,42		619.243	64,83
		990.022	100,00		955.166	100,00

d) Variação das moedas estrangeiras e indexadores

	2007 (%)		2006 (%)	
Moeda – indexador	3º Trim.	Acum.	3º Trim.	Acum.
Dólar Americano – USD	(4,53)	(13,99)	0,45	(7,11)
Euro – EUR	0,62	(6,97)	(0,38)	(0,41)
TJLP	1,52	4,77	1,82	6,10
SELIC	2,79	8,99	3,58	11,57

e) Condições contratadas

		Condições de Pagamento		
	Encargos	**Vencimento**	**Encargos**	**Principal**
Moeda Estrangeira				
Tractebel Energia				
Secretaria do Tesouro Nacional	Libor + 1,075% a.a.	Abr 2014	Semestrais, em Abr e Out	Semestrais, em Abr e Out
BNP Paribas (Floating Rate Note)	Euribor + 7% a.a.	Nov 2007	Anual em Nov	Parcela única em Nov 2007
Deutsche Bank	Libor + 0,55% + IR s/juros (10%)	Out 2009	Semestrais, em Abr e Out	Semestrais, em Abr e Out
ABN AMRO Bank	Libor + 2,5% a.a.	Mar 2008	Semestrais, em Mar e Set	Semestrais, em Mar e Set
Moeda Nacional				
Tractebel Energia				
Eletrobrás	12% a.a.	Abr 2011	Mensais, até o vencimento	Mensais, até o vencimento
BNDES	Selic + 1% a.a.	Fev 2008	Mensais, até o vencimento	Mensais, até o vencimento
Banco do Brasil	9,35% a.a.	Dez 2011	Mensais, até o vencimento	Mensais, até o vencimento
CEM				
BNDES	TJLP + 4% a.a. (*)	Abr 2013	Mensais, até o vencimento	Mensais, até o vencimento
ITASA				
BNDES	TJLP + 4% a.a. (*)	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
Repasse BNDES – Agentes financeiros	TJLP + 3,85% a.a. (*)	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
LAGES				
BRDE	TJLP + 2,25% a.a. (*)	Ago 2012	Mensais, até o vencimento	Mensais, até o vencimento
CESS				
BNDES	TJLP + 2,7% a.a. (*)	Out 2023	Mensais, até o vencimento (**)	Mensais, até o vencimento (**)
Repasse BNDES – Agentes financeiros	TJLP + 3,25% a.a. (*)	Out 2023	Mensais, até o vencimento (**)	Mensais, até o vencimento (**)

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao principal dos financiamentos.

(**) Os juros serão capitalizados trimestralmente até outubro de 2009, nos meses de janeiro, abril, julho e outubro, incorporando-se ao principal dos financiamentos. Após o período de carência, os juros e o principal serão pagos mensalmente até outubro de 2023.

f) Vencimentos dos empréstimos e financiamentos apresentados no passivo não circulante

	Controladora			Consolidado		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
Out a Dez/2008	12.299	7.327	19.626	12.299	19.519	31.818
2009	22.554	30.974	53.528	22.554	82.549	105.103
2010	16.712	31.753	48.465	16.712	97.342	114.054
2011	16.712	14.325	31.037	16.712	79.914	96.626
2012	12.368	-	12.368	12.368	63.320	75.688
2013	8.023	-	8.023	8.023	42.080	50.103
2014	3.879	-	3.879	3.879	16.816	20.695
2015 a 2022 (parcelas anuais de R$ 16.816)	-	-	-	-	134.528	134.528
2023	-	-	-	-	14.010	14.010
2024	89.639	-	89.639	89.639	-	89.639
	182.186	84.379	266.565	182.186	550.078	732.264

g) Garantias

g.1) Tractebel Energia S.A.

Empréstimos e financiamentos em moeda estrangeira

Secretaria do Tesouro Nacional - STN: (a) Cessão e transferência à União dos recebíveis, até o limite suficiente para pagamento das prestações e demais encargos devidos em cada vencimento; (b) depósito, em forma de caução, no valor R$ 65.308, em 30.09.2007, o qual está apresentado em conta retificadora do financiamento correspondente.

ABN AMRO Bank: Nota Promissória, com vencimento à vista, no valor correspondente ao do financiamento.

Não há garantias concedidas para os demais empréstimos e financiamentos em moeda estrangeira da Companhia.

Empréstimos e financiamentos em moeda nacional

ELETROBRÁS: (a) Procuração ao credor com poderes de, em caso de inadimplência, transferir para o seu próprio nome, os valores necessários para o pagamento de sua dívida, a partir da conta bancária arrecadadora de receitas da Companhia; (b) Notas Promissórias no montante referente ao do financiamento, estando os títulos vinculados aos termos contratuais.

BNDES: Cessão e transferência ao Banco do valor equivalente a 1,33% do seu faturamento mensal, a ser feita através de depósitos em Conta Arrecadadora e Conta Vinculada.

Banco do Brasil: (a) Cessão e transferência de crédito no valor de R$ 5.069, anuais, representado por venda de energia elétrica ou outros recursos com a mesma finalidade; (b) caução de Nota Promissória no valor correspondente ao do financiamento.

g.2) Itá Energética S.A. - ITASA

BNDES e repasse BNDES - agentes financeiros: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; (b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com seus acionistas; (c) conta reserva num montante equivalente a três meses da dívida do BNDES (substituída por fiança bancária) e três meses das despesas contratuais de operação e manutenção da UHE Itá. Além dessas garantias, os sócios caucionaram a totalidade das ações da ITASA ao BNDES e Agentes Financeiros.

g.3) Companhia Energética Meridional - CEM

BNDES: Contrato de Financiamento Mediante Abertura de Crédito: (a) Cessão de todas as receitas e demais valores recebidos decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava; (b) cessão do direito de receber todos e quaisquer valores que venham a ser exigíveis e pendentes de pagamento pelo Poder Concedente, nos termos da Concessão, mas não se limitando, a todas as indenizações pela extinção da Concessão; (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a seis meses do serviço da dívida.

g.4) Lages Bioenergética Ltda.

BRDE: (a) Cessão dos direitos creditórios do Contrato de Compra e Venda de Energia Elétrica celebrado com a CELESC, com a interveniência da Tractebel; (b) cessão dos Direitos de Indenização decorrentes dos Contratos de Compra e Venda de Vapor e Compra e Venda de Biomassa celebrados com as empresas Sofia Industrial e Exportadora Ltda. e a Battistella Ind. e Com. Ltda.; (c) cessão dos Direitos Emergentes da Autorização concedida pela ANEEL para estabelecer-se como Produtor Independente de Energia Elétrica; (d) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a, em média, quatro meses do serviço da dívida.

g.5) Companhia Energética São Salvador - CESS

BNDES e repasse BNDES - agentes financeiros: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE São Salvador; (b) Conta Centralizadora de Direitos Creditórios para recebimento dos direitos de crédito da CESS e (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a três meses do serviço da dívida acrescido do valor de três meses de pagamento do Contrato de Operação e Manutenção do Projeto.

13 - DEBÊNTURES

a) Composição

	30.09.2007					30.06.2007
	Circulante			Não circulante	Total	Total
	Encargos	Principal	Sub-Total			
Tractebel Energia S.A.						
1ª Emissão - 1ª Série	5.422	3.785	9.207	140.000	149.207	142.494
1ª Emissão - 2ª Série	2.948	-	2.948	60.000	62.948	61.206
2ª Emissão - Série Única	9.275	-	9.275	355.254	364.529	354.622
Total Controladora	**17.645**	**3.785**	**21.430**	**555.254**	**576.684**	**558.322**
CEM - Série Única	**3.900**	**10.298**	**14.198**	**69.157**	**83.355**	**81.300**
ITASA - 1ª e 2ª Séries	**3.124**	**10.124**	**13.248**	**45.045**	**58.293**	**55.561**
Total Consolidado	**24.669**	**24.207**	**48.876**	**669.456**	**718.332**	**695.183**

b) Mutação das debêntures

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.03.2007	**22.077**	**200.000**	**222.077**	**49.049**	**323.434**	**372.483**
Ingressos	2.380	351.043	353.423	2.380	351.043	353.423
Transferências	496	(496)	-	9.855	(9.855)	-
Encargos gerados	5.798	-	5.798	9.126	85	9.211
Variações monetárias	-	947	947	190	947	1.137
Amortizações	(23.923)	-	(23.923)	(41.071)	-	(41.071)
Saldo em 30.06.2007	**6.828**	**551.494**	**558.322**	**29.529**	**665.654**	**695.183**
Transferências	3.385	(3.385)	-	3.385	(3.385)	-
Encargos gerados	11.108	-	11.108	14.490	42	14.532
Variações monetárias	109	7.145	7.254	1.472	7.145	8.617
Saldo em 30.09.2007	**21.430**	**555.254**	**576.684**	**48.876**	**669.456**	**718.332**

c) Condições contratadas

	Quantidade em circulação	Remuneração	Condições de Pagamento: Juros/atualização monetária	Condições de Pagamento: Principal	Garantia
Tractebel Energia					
1ª Série	14.000	IGPM + 9,29% a.a.	Anualmente em 02.05	Parcela única em 02.05.11	Sem garantia
2ª Série	6.000	103,9% do CDI	Semestrais em 02.05 e 02.11	Parcela única em 02.05.10	Sem garantia
2ª Emissão Série Única	35.000	IPCA + 7% a.a.	Anualmente em 15.05	3 parcelas em 15.05.12, 15.05.13 e 15.05.14	Sem garantia
CEM					
Série Única	7.773	TJLP + 4% a.a. (*)	Semestral em 01.04 e 01.10, até 01.04.2013	Semestral, variando de 4,4839% em 01.10.07, a 7,5737% em 01.04.13	Recebíveis decorrentes da geração e comercialização de energia
ITASA					
1ª Série e 2ª Série	8.400	IGPM + 9,4% a.a.	Anualmente em 01.12 (1ª série) e 01.06 (2ª série)	7 parcelas iguais, em 01.12 (1ª série) e 01.06 (2ª série) de cada ano, até 01.12.13 (1ª série), e 01.06.13 (2ª série)	Penhor dos Direitos Creditórios dos contratos de venda de energia para os seus acionistas

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

d) Variação dos indexadores

Moeda – indexador	2007 (%) 3º Trim.	2007 (%) Acumulado	2006 (%) 3º Trim.	2006 (%) Acumulado
TJLP	1,52	4,77	1,82	6,10
IGP-M	2,56	4,07	0,84	2,25
CDI	2,78	8,95	3,57	11,54
IPCA (maio/07 a setembro/07)	0,89	1,46	-	-

e) Vencimentos das debêntures apresentadas no passivo não circulante

	Controladora	Consolidado
Out a Dez/2008	-	9.624
2009	-	20.071
2010	60.000	81.259
2011	140.000	162.565
2012	118.418	142.421
2013	118.418	135.098
2014	118.418	118.418
	555.254	669.456

14 – FORNECEDORES

	Controladora		Consolidado	
	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Energia elétrica comprada de terceiros	76.684	76.949	65.021	64.853
Transações no âmbito da CCEE	21.801	66.715	24.104	68.580
Encargos de uso da rede elétrica	47.971	46.214	52.382	50.741
Combustíveis fósseis / biomassa	69.619	24.243	69.718	24.523
Materiais e serviços	27.534	19.061	32.653	23.403
	243.609	233.182	243.878	232.100

15 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	30.09.2007			30.06.2007
	Circulante	Não circulante	Total	Total
Provisões trabalhistas	16.275	-	16.275	13.601
Provisão para participação nos resultados, bônus gerencial e especial	14.129	97	14.226	9.986
Provisão para pagamento de prêmio de seguros	-	-	-	6.753
Outras	2.017	1.627	3.644	2.399
	32.421	1.724	34.145	32.739

As provisões trabalhistas referem-se às estimativas de 13º salário, férias, gratificação de férias e os respectivos encargos sociais.

Consolidado

O balanço patrimonial consolidado inclui o valor de R$ 406, referente a provisões trabalhistas e provisão para participação nos resultados e bônus gerencial reconhecidas no passivo circulante das controladas ITASA, CEM e CESS (R$ 324 em 30.06.2007).

16 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

a) Composição

	Controladora			
	30.09.2007			30.06.2007
	Provisão bruta	(-) Depósitos judiciais	Provisão líquida	Provisão líquida
Trabalhistas				
Vínculo empregatício e reintegração	14.224	14.224	-	32
Periculosidade	650	564	86	126
Horas extras	784	646	138	139
Equiparação salarial e enquadramento funcional	477	57	420	579
Horas *in itinere*	657	657	-	-
FGTS	729	322	407	604
Outras	3.265	2.312	953	1.085
	20.786	18.782	2.004	2.565
Cíveis				
Reajuste e rescisões de contratos com fornecedores	16.939	-	16.939	16.613
Doença ocupacional e acidente do trabalho	22.151	68	22.083	21.639
Atingidos pela UHE Itá	765	13	752	729
Danos emergentes e lucros cessantes	1.769	-	1.769	789
Outras	824	-	824	657
	42.448	81	42.367	40.427
Fiscais				
Contribuição Social	13.166	3.401	9.765	9.491
INSS	25.754	11.316	14.438	14.031
	38.920	14.717	24.203	23.522
	102.154	33.580	68.574	66.514

Classificação no Balanço

	30.09.2007	30.06.2007
Circulante	9.283	8.339
Não circulante	59.291	58.175
	68.574	66.514

	Consolidado			
	30.09.2007			30.06.2007
	Provisão bruta	(-) Depósitos judiciais	Provisão líquida	Provisão líquida
Trabalhistas				
Vínculo empregatício e reintegração	14.224	14.224	-	32
Periculosidade	650	564	86	126
Horas extras	784	646	138	139
Equiparação salarial e enquadramento funcional	477	57	420	579
Horas *in itinere*	657	657	-	-
FGTS	729	322	407	604
Outras	3.265	2.312	953	1.085
	20.786	18.782	2.004	2.565
Cíveis				
Reajuste e rescisões de contratos com fornecedores	16.939	-	16.939	16.613
Doença ocupacional e acidente do trabalho	22.151	68	22.083	21.639
Atingidos pela UHE Itá	1.470	13	1.457	1.449
Danos emergentes e lucros cessantes	1.769	-	1.769	789
Outras	4.865	-	4.865	3.636
	47.194	81	47.113	44.126
Fiscais				
Contribuição Social	13.166	3.401	9.765	9.491
INSS	25.754	11.316	14.438	14.031
	38.920	14.717	24.203	23.522
	106.900	33.580	73.320	70.213
Classificação no Balanço				
Circulante			9.348	8.545
Não circulante			63.972	61.668
			73.320	70.213

O sumário das contingências fiscais acima referidas, cujo risco foi avaliado como provável é como segue:

Contribuição Social - refere-se ao auto de infração originado pela compensação, na apuração da Contribuição Social sobre o Lucro Líquido – CSLL dos exercícios de 1996 e 1997, de base negativa da CSLL constituída anteriormente a 1992.

Instituto Nacional do Seguro Social (INSS) - corresponde a notificações decorrentes de divergências nos recolhimentos de Adicional de Seguro de Acidente do Trabalho sobre o custeio de aposentadoria especial e de contribuição previdenciária sobre parcelas indenizatórias.

b) Movimentação da provisão bruta

	Controladora			
	Trabalhistas	Cíveis	Fiscais	Provisão bruta
Saldo em 31.03.2007	23.633	39.899	36.704	100.236
Adições	374	-	-	374
Atualizações	464	765	1.120	2.349
Pagamentos	(3.050)	(57)	-	(3.107)
Saldo em 30.06.2007	21.421	40.607	37.824	99.852
Adições	347	1.000	-	1.347
Atualizações	397	897	1.096	2.390
Pagamentos	(1.044)	-	-	(1.044)
Reversões	(335)	(56)	-	(391)
Saldo em 30.09.2007	20.786	42.448	38.920	102.154

	Consolidado			
	Trabalhistas	Cíveis	Fiscais	Provisão bruta
Saldo em 31.03.2007	23.633	43.436	36.704	103.773
Adições	374	160	-	534
Atualizações	464	805	1.120	2.389
Pagamentos	(3.050)	(57)	-	(3.107)
Reversões	-	(38)	-	(38)
Saldo em 30.06.2007	21.421	44.306	37.824	103.551
Adições	347	2.020	-	2.367
Atualizações	397	958	1.096	2.451
Pagamentos	(1.044)	-	-	(1.044)
Reversões	(335)	(90)	-	(425)
Saldo em 30.09.2007	20.786	47.194	38.920	106.900

c) Contingências com risco possível ou remoto

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com processos de naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações contábeis. Os valores envolvidos estão abaixo discriminados:

	Controladora					
	30.09.2007					30.06.2007
	Risco possível	Risco remoto	Total bruto	(-) Depósitos Judiciais	Total líquido	Total líquido
Trabalhistas	11.497	11.533	23.030	4.779	18.251	14.877
Cíveis	7.989	3.590	11.579	2.518	9.061	10.216
Fiscais	201.034	30.503	231.537	115.123	116.414	96.254
	220.520	45.626	266.146	122.420	143.726	121.347

	Consolidado					
	30.09.2007					30.06.2007
	Risco possível	Risco remoto	Total bruto	(-) Depósitos Judiciais	Total líquido	Total líquido
Trabalhistas	11.497	11.533	23.030	4.779	18.251	14.877
Cíveis	29.790	13.349	43.139	2.642	40.497	41.700
Fiscais	231.682	32.241	263.923	138.551	125.372	105.178
	272.969	57.123	330.092	145.972	184.120	161.755

A Companhia possui depósitos judiciais que estão vinculados a provisões de risco possível e remoto que, na sua maioria, são efetuados para garantia da condenação em execução ou efetivação de depósito recursal. Estes valores estão apresentados no ativo não circulante.

A Companhia, em julho de 2005, impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei º 10.833/2003. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-Lei nº 1.598/1977, o que implica ser a referida Instrução Normativa ilegal.

Em conseqüência, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, no período de novembro de 2004 a maio de 2005, no valor de R$ 38.158. No período de junho de 2005 a outubro de 2006, depositou os valores que entendia indevidos em conta vinculada ao Juízo onde tramita a ação, no montante de R$ 118.254. A Companhia, a partir da competência de novembro de 2006, suspendeu os depósitos em virtude de decisão favorável do Tribunal Regional Federal da 4ª Região, confirmada por unanimidade, em 11.04.2007.

Em 06.07.2007, a Companhia recebeu Auto de Infração Fiscal no valor de R$ 10.758, atualizados até 30.09.2007, por não ter recolhido ou depositado, nem informado em Declaração de Débitos e Créditos Tributários Federais – DCTF, os valores do PIS e da COFINS relativos aos meses de novembro e dezembro de 2006. O não recolhimento ou depósito dos valores, muito embora questionados judicialmente, não teria amparo jurídico segundo o entendimento da Delegacia da Receita Federal de Florianópolis. Em 07.08.2007, a Companhia impugnou o Auto de Infração alegando que são indevidos os valores sob os mesmos fundamentos jurídicos sustentados no Mandado de Segurança impetrado em julho de 2005. O valor do Auto de Infração Fiscal já está incluído nas contingências fiscais, como risco possível, nos quadros anteriores.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005. As contingências, em 30.09.2007, avaliadas como possíveis, na controladora e no consolidado, são de respectivamente R$ 141.377 e R$ 172.025 (R$ 44.813 e R$ 53.771, líquidas dos depósitos judiciais acima mencionados) e estão consideradas nos quadros anteriores.

Também em 06.07.2007, a Companhia foi autuada, no montante de R$ 18.136, atualizados até 30.09.2007, por ter efetuado compensação via Pedido de Compensação – PER/DCOMP em denúncia espontânea, sem a incidência de multa, e, por ter utilizado bases negativas de contribuição social de competências de 1997 e 1998 provenientes da incorporação da GERASUL (atualmente Tractebel Energia) pela ELETROGER em data posterior à modificação da Lei, em junho de 2001, a qual inibiu a utilização de bases negativas decorrentes de incorporação de empresas para fins de compensação com contribuição social devida. Em 07.08.2007, a Companhia impugnou o Auto Infração alegando que não é devida a multa de mora nos casos em que o sujeito passivo efetua a compensação antes de qualquer ação fiscal. Ademais, sustenta que é correto o aproveitamento das bases negativas decorrentes do processo de incorporação efetivado antes da vigência da referida medida provisória, com fundamento nos princípios da irretroatividade das leis, direito adquirido e ato jurídico perfeito. O risco foi avaliado como possível e o valor atualizado da contingência está incluído nos demonstrativos anteriores.

d) Contingências ativas

De acordo com a orientação contida em Despacho da ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que, até novembro de 2005, vinha sendo registrado na receita operacional, na rubrica "Subvenção combustível CCC/CDE", passou a ser contabilizado em conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica".

A Companhia entende que, em decorrência da alteração da referida prática contábil, o PIS e a COFINS recolhidos em função do procedimento contábil anteriormente adotado devem ser recuperados. Assim sendo, está analisando a forma mais adequada de proceder a esta recuperação. O valor da referida contingência ativa, atualizada para 30.09.2007, é de R$ 56.931 mil.

17 – CONCESSÕES A PAGAR

Companhia Energética Meridional - CEM

A CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M. Os valores históricos e atualizados, em 30.09.2007, são os seguintes:

	Valor Histórico		Valor Atualizado	
Ano	**Anual**	**Total**	**Anual**	**Total**
De 01.10.2007 a 30.07.2023	680	10.767	1.622	25.688
De 01.08.2023 a 30.07.2033	61.280	612.800	146.207	1.462.071
		623.567		**1.487.759**

Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

a) Mutação

	Consolidado		
	Circulante	**Não circulante**	**Total**
Saldo em 31.03.2007	**1.584**	**208.257**	**209.841**
Transferências	410	(410)	-
Encargos gerados	-	4.905	4.905
Variações monetárias	-	921	921
Amortizações	(390)	-	(390)
Saldo em 30.06.2007	**1.604**	**213.673**	**215.277**
Transferências	409	(409)	-
Encargos gerados	-	5.149	5.149
Variações monetárias	-	3.514	3.514
Amortizações	(391)	-	(391)
Saldo em 30.09.2007	**1.622**	**221.927**	**223.549**

O montante relativo ao passivo circulante está apresentado no balanço no grupo denominado "Outros".

b) Vencimentos da concessão a pagar apresentada no passivo não circulante

Out a Dez/2008	406
2009	1.622
2010	1.622
2011	1.622
2012	1.622
De 2013 até 2033	215.033
	221.927

18 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos Benefício Definido e Contribuição Definida. O Plano de Benefício Definido encontra-se fechado para novas inscrições de empregados.

a.1) Plano de Benefício Definido

O Plano de Benefício Definido tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Anteriormente à constituição da PREVIG, o Plano de Benefício Definido era administrado pela Fundação Eletrosul de Previdência e Assistência Social ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da citada rescisão, face liminares obtidas por entidades sindicais e pela associação de aposentados, os participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, permaneceram no Plano de Benefícios administrado pela ELOS, sob a responsabilidade da Companhia que paga 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% das

respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia no 3º trimestre de 2007 foi de R$ 435 (R$ 770 no 3º trimestre de 2006).

A Companhia, no dia 15.05.2007, celebrou acordos com a ELOS, ELETROSUL, PREVIG e Associação de Aposentados visando o restabelecimento da adesão com a ELOS, permitindo aos participantes optarem em permanecer naquela Fundação ou transferir-se para a PREVIG. Em ambas as opções tendo a Companhia como patrocinadora do Plano. Até 30 de setembro de 2007, o Convênio restabelecendo a adesão da Companhia com a ELOS ainda não havia sido aprovado pela Secretaria de Previdência Complementar e o processo de consulta aos participantes ainda estava em andamento, uma vez que o prazo para a opção foi prorrogado para 30 de novembro de 2007.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 3º trimestre de 2007 foi de R$ 210 (R$ 254 no 3º trimestre de 2006).

Parte do passivo atuarial reconhecido no balanço, decorrente de benefícios pós-emprego, está coberta por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo, firmados pela Companhia. A composição do passivo nas demonstrações contábeis é a seguinte:

	Controladora e Consolidado			
	30.09.2007			30.06.2007
	Circulante	Não circulante	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas	15.338	124.325	139.663	141.565
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	3.080	2.982	6.062	7.473
Passivo atuarial não contratado	676	178.798	179.474	172.139
Passivo atuarial total	**19.094**	**306.105**	**325.199**	**321.177**

A composição dos contratos de confissão de dívidas passadas é como se segue:

	Ano	Amortização	Encargos	30.09.2007	30.06.2007
ELOS					
Contribuições adicionais	1993	mensal, até 12.2014	INPC + 6% a.a.	71.424	72.488
Parcelamento de dívidas	1993	mensal, até 11.2011	INPC + 6% a.a.	8.629	8.973
Contribuições suplementares passadas	2006	mensal, até 04.2011	INPC + 6% a.a.	9.936	10.427
Cobertura de reservas matemáticas	2006	mensal, até 12.2023	INPC + 6% a.a.	22.456	22.388
				112.445	114.276
PREVIG					
Cobertura de reservas matemáticas – Migração Plano Benefício Definido					
Benefícios concedidos	2006	mensal, até 04.2022	INPC + 6% a.a.	14.751	14.730
Benefícios a conceder	2006	mensal, até 04.2014	INPC + 6% a.a.	4.422	4.503
Cobertura de reservas matemáticas	2006	mensal, até 12.2023	INPC + 6% a.a.	7.393	7.371
Contribuições suplementares passadas	2006	mensal, até 04.2011	INPC + 6% a.a.	652	685
				27.218	27.289
				139.663	141.565

A movimentação do passivo atuarial está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.03.2007	**316.760**	**979**	**317.739**
Despesas do 2º trimestre de 2007	11.361	66	11.427
Benefícios pagos pela Cia. no 2º trimestre de 2007	(7.926)	(63)	(7.989)
Passivo em 30.06.2007	**320.195**	**982**	**321.177**
Despesas do 3º trimestre de 2007	11.360	66	11.426
Benefícios pagos pela Cia. no 3º trimestre de 2007	(7.389)	(15)	(7.404)
Passivo em 30.09.2007	**324.166**	**1.033**	**325.199**

Os valores remanescentes a serem reconhecidos no resultado, no período de outubro a dezembro de 2007, relativamente ao plano de Benefícios Definidos e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	85	16	101
Custo dos juros	30.617	37	30.654
Rendimento esperado dos ativos do plano	(19.603)	-	(19.603)
Amortização de perdas atuariais	321	12	333
Contribuição dos empregados	(59)	-	(59)
Total	**11.361**	**65**	**11.426**

a.2) Plano de Contribuição Definida

Além do plano de Benefício Definido, a PREVIG passou a administrar outro plano, do tipo Contribuição Definida, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de Contribuição Definida, do qual fazem parte 94% dos empregados da Companhia (879 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no 3º trimestre de 2007 foi de R$ 881 (R$ 826 no 3º trimestre de 2006).

Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial cujo valor, no 3º trimestre de 2007, corresponde a R$ 1.031 (R$ 1.006 no 3º trimestre de 2006), depositada na conta da PREVIG ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano anterior, calculada com o objetivo de aumentar as provisões matemáticas dos participantes, buscando neutralizar eventual impacto que teria ao optar pela migração.

A Companhia, até 31.12.2006, foi responsável pelo custeio de 100% das despesas administrativas do Plano de Contribuição Definida. No 3º trimestre de 2007, a patrocinadora foi responsável por 75% e os participantes do plano por 25% dessas despesas. A contribuição da Companhia nesse trimestre foi de R$ 261 (R$ 77 no 3º trimestre de 2006). Apesar da Companhia ter assumido 75% das despesas administrativas no atual trimestre, esse montante é significativamente superior ao verificado no trimestre anterior, quando a Companhia era responsável por 100% dessas despesas, em razão da implantação da sistemática de rateio das despesas comuns entre os dois Planos.

19 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação

adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

20 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 30 de setembro de 2007, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 30 de setembro de 2007 é de R$ 4,69 (R$ 4,82 por ação em 30.06.2007).

O quadro societário da Companhia está assim constituído:

	% do Capital	
Acionistas	30.09.2007	30.06.2007
Suez Energy South America Participações Ltda.	68,71	68,71
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,59	16,59
	100,00	100,00

c) Composição das reservas

	30.09.2007	30.06.2007
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	197.214	197.214
Reserva de retenção de lucros	29.897	29.897
	227.111	227.111

d) Dividendos intercalares

O Conselho de Administração, em reunião realizada em 14.08.2007, aprovou distribuição de dividendos intercalares, com base nas demonstrações contábeis levantadas em 30.06.2007, com fundamento no art. 204 da Lei nº 6.404/76, no valor de R$ 360.067, correspondentes a R$ 0,5516214256 por ação.

As ações da Companhia foram negociadas ex-dividendos intercalares a partir de 28.08.2007 e os dividendos serão pagos com base nos dados cadastrais do Banco Itaú S.A., em 25.10.2007.

Os referidos dividendos, somados aos juros sobre o capital próprio creditados em 30.06.2007, no valor de R$ 88.000, representarão um pagamento de R$ 448.067, correspondente a 95% do lucro líquido do primeiro semestre de 2007.

21 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2007					2006
	3º Trimestre					3º Trimestre
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	21.195	1.894	1.592	9.676	34.357	31.782
Administradores	-	-	-	2.445	2.445	1.945
Material	5.236	86	9	291	5.622	5.349
Serviço de terceiro	9.124	550	224	8.163	18.061	18.254
Combustível p/produção energia	74.732	-	-	-	74.732	20.443
Compensação financeira pela utilização de recursos hídricos	21.029	-	-	-	21.029	3.920
Encargos de uso da rede elétrica e conexão	-	-	42.745	-	42.745	41.770
Depreciação e amortização	44.200	-	-	420	44.620	39.696
Seguros	1.540	120	-	97	1.757	1.623
Taxa de fiscalização	-	-	-	1.694	1.694	2.003
Outros	2.049	47	355	6.347	8.798	5.268
	179.105	2.697	44.925	29.133	255.860	172.053

	Consolidado					
	2007					2006
	3º Trimestre					3º Trimestre
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	21.281	1.894	1.592	9.812	34.579	31.990
Administradores	-	-	-	2.847	2.847	2.323
Material	6.018	86	10	306	6.420	5.671
Serviço de terceiro	11.263	550	281	9.156	21.250	20.643
Combustível p/produção energia	76.847	-	-	-	76.847	22.400
Compensação financeira pela utilização de recursos hídricos	26.386	-	-	-	26.386	7.587
Encargos de uso da rede elétrica e conexão	-	-	52.447	-	52.447	52.189
Depreciação e amortização	55.359	-	-	2.364	57.723	52.055
Seguros	1.975	120	-	97	2.192	1.978
Taxa de fiscalização	-	-	-	2.032	2.032	2.355
Outros	2.216	47	576	6.588	9.427	9.146
	201.345	2.697	54.906	33.202	292.150	208.337

22 – (CONSTITUIÇÃO) REVERSÃO DE PROVISÕES OPERACIONAIS

	Controladora			
	2007		2006	
	3º Trimestre	Acumulado	3º Trimestre	Acumulado
Benefícios pós-emprego	171	591	(1.778)	(5.871)
Contingências cíveis	(976)	(915)	67	21.894
Contingências fiscais	-	500	-	(1.600)
Contingências trabalhistas	327	1.532	11	(176)
Outras	-	702	-	-
	(478)	2.410	(1.700)	14.247

	Consolidado			
	2007		2006	
	3º Trimestre	Acumulado	3º Trimestre	Acumulado
Benefícios pós-emprego	171	591	(1.778)	(5.871)
Contingências cíveis	(2.233)	(2.082)	(381)	21.283
Contingências fiscais	-	500	-	(1.600)
Contingências trabalhistas	327	1.532	11	(176)
Outras	264	966	(264)	(264)
	(1.471)	1.507	(2.412)	13.372

23 – RESULTADO FINANCEIRO

	Controladora			
	2007		2006	
	3º Trim.	Acumulado	3º Trim.	Acumulado
Receitas financeiras				
Renda de aplicações financeiras	12.268	30.505	10.142	34.733
Juros sobre valores a receber	3.999	9.486	8.068	20.535
Variação monetária - depósitos judiciais	3.957	10.769	3.202	8.380
Variação monetária - contas a receber	2.195	3.238	134	932
Recuperação de despesas financeiras	-	-	-	6.282
Outras	778	5.363	980	2.960
	23.197	59.361	22.526	73.822
Despesas financeiras				
Encargos de dívidas	26.529	65.362	21.883	67.527
Encargos sobre garantias de dívida - STN	1.457	(5.407)	7.250	7.250
Encargos sobre passivo atuarial	11.051	33.154	12.363	37.118
Encargos sobre provisões operacionais, líquidos	1.270	3.042	1.795	5.902
Variação monetária sobre financiamentos e debêntures	7.255	9.814	1.231	4.392
Variação monetária outras	1.836	2.367	1.180	5.034
Variação cambial sobre empréstimos e financiamentos	(12.769)	(47.127)	1.051	(24.049)
Perdas com operações de *swaps* cambiais	3.618	23.818	4.577	14.858
CPMF	3.087	10.588	2.086	7.940
Outras	4.793	8.713	1.035	4.286
	48.127	104.324	54.451	130.258
Resultado financeiro	(24.930)	(44.963)	(31.925)	(56.436)

	Consolidado			
	2007		2006	
	3º Trim.	Acumulado	3º Trim.	Acumulado
Receitas financeiras				
Renda de aplicações financeiras	16.907	42.690	13.223	45.877
Juros sobre valores a receber	4.133	9.695	8.019	20.428
Variação monetária - depósitos judiciais	4.595	12.360	3.685	9.618
Variação monetária - contas a receber	2.195	3.238	126	936
Recuperação de despesas financeiras	-	-	-	6.282
Outras	891	5.991	989	3.269
	28.721	73.974	26.042	86.410
Despesas financeiras				
Encargos de dívidas	36.829	97.181	34.409	106.761
Encargos sobre garantias de dívida - STN	1.457	(5.407)	7.250	7.250
Encargos sobre concessão ANEEL	5.149	14.856	4.573	13.344
Encargos sobre passivo atuarial	11.051	33.154	12.363	37.118
Encargos sobre provisões operacionais, líquidos	1.298	3.099	1.813	5.975
Variação monetária sobre financiamentos e debêntures	8.721	12.540	2.452	8.910
Variação monetária sobre Concessão ANEEL	3.514	6.762	2.542	3.756
Variação monetária outras	166	2.440	995	4.911
Variação cambial sobre empréstimos e financiamentos	(12.769)	(47.127)	1.051	(24.049)
Perdas com operações de *swaps* cambiais	3.618	23.818	5.313	22.839
CPMF	4.601	14.458	3.001	10.535
Outras	6.925	12.582	1.160	4.890
	70.560	168.356	76.922	202.240
Resultado financeiro	(41.839)	(94.382)	(50.880)	(115.830)

24 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia possui uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, onde a variação cambial de empréstimos e financiamentos é trocada pela variação do CDI. Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

Essas operações estão apresentadas nas demonstrações contábeis nas rubricas "Operações com Derivativos - S*wap* Cambial", no passivo circulante, e "Perdas com operações de s*waps* cambiais", na despesa financeira.

A exposição líquida da Companhia ao fator de risco de taxa de câmbio é a seguinte:

	Controladora		Consolidado	
	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Empréstimos e financiamentos em moeda estrangeira	332.476	335.923	332.476	335.923
Instrumentos de *hedge* (*swap* cambial)	(137.560)	(140.737)	(137.560)	(140.737)
Aplicações financeiras em moeda estrangeira	-	-	(3.699)	(4.006)
Exposição líquida	**194.916**	**195.186**	**191.217**	**191.180**

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

Nas transações de venda para clientes industriais, os chamados Consumidores Livres, para minimizar o risco de crédito diante desses parceiros comerciais, a Companhia, através de sua área de crédito, procede a uma análise de crédito prévia e estabelece, em conjunto com o Comitê de Crédito, o limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme demonstrado na Nota 3, a Companhia e suas controladas mantêm aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

04.01 - NOTAS EXPLICATIVAS

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	30.09.2007		30.06.2007	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	332.476	309.145	335.923	307.143
Empréstimos e encargos em moeda nacional	142.136	144.503	165.841	170.007
	474.612	453.648	501.764	477.150

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas Demonstrações Contábeis.

25 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	30.09.2007						30.06.2007
	SESA (*)	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Ativo							
Contas a receber	-	185	1.426	674	42.563	44.848	38.646
Dividendos a receber de controladas	-	-	-	4.929	-	4.929	34.735
Passivo							
Fornecedores de energia	-	31.066	9.923	-	-	40.989	41.130
Dividendos e juros s/ o capital próprio	298.806	-	-	-	-	298.806	51.397

	Controladora						
	2007						2006
	3º Trimestre						3º Trimestre
	DELTA	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Resultado							
Receita operacional							
Suprimento de Energia	-	-	-	1.509	104.906	106.415	39.907
Receitas de serviços							
Administração	-	168	-	27	6	201	189
Operação e manutenção	-	455	2.559	368	-	3.382	3.248
Custo de Energia Elétrica e Serviços							
Compra energia	-	68.749	29.523	-	-	98.272	96.041
Outros	-	-	-	6	-	6	4
Financeiro							
Receita financeira	-	-	-	-	-	-	84
Resultado de Participações Societárias	(1)	23.924	2.408	1.890	14.566	42.787	26.311

(*) Suez Energy South America Participações
(**) Tractebel Energia Comercializadora

26 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas Demonstrações Contábeis consolidadas da Companhia, em 30.09.2007 é de R$ 221.238 (R$ 225.279 em 30.06.2007).

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão; ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2007 totaliza R$ 166.842 (R$ 168.518 em 30.06.2007).

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.09.2007 totaliza R$ 33.558 (R$ 35.257 em 30.06.2007).

Companhia Energética São Salvador – CESS

A Companhia é interveniente nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE São Salvador. A interveniente deu, em caução, a totalidade das ações de emissão da CESS, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas Demonstrações Contábeis consolidadas da Companhia, em 30.09.2007 é de R$ 235.420 (R$ 161.209 em 30.06.2007).

27 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.570.974, equivalentes a R$ 6.566.664 em 30.09.2007, e de lucro cessante com valor declarado de US$ 42.458, equivalentes a R$ 78.076 em 30.09.2007. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 250.000, equivalentes a R$ 459.725 em 30.09.2007, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 278.569, equivalentes a R$ 512.261 em 30.09.2007.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 91.945 em 30.09.2007. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 45.973 em 30.09.2007, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 91.945 em 30.09.2007.

A Companhia Energética São Salvador – CESS, controlada da Tractebel Energia desde 01.05.2007, possui apólice de seguros de Riscos de Engenharia com cobertura de Manutenção Ampla de 12 meses, com Limite Máximo de Indenização (LMI) de R$ 701.880 mil. A CESS possui ainda, duas apólices de Responsabilidade Civil a 1º e 2º riscos com coberturas de R$ 22.200 mil cada uma.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

28 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia mantém Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e com parcela significativa contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico (ONS) e pela Câmara de Comercialização de Energia Elétrica (CCEE) na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

A ANEEL, através da Resolução Normativa nº 224, de 20 de junho de 2006 reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN, em decorrência da impossibilidade de fornecimento de energia elétrica. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia. A Companhia tem o prazo até 31 de dezembro de 2007, ou até que seja publicado novo entendimento, para efetuar a recomposição do referido lastro.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS, renováveis por mais cinco anos.

04.01 - NOTAS EXPLICATIVAS

Com o vencimento do prazo do contrato, em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras, vendedora do gás para a MSGás.

Apesar de as partes ainda não terem firmado um acordo visando a renovação do contrato, o fornecimento do gás está mantido por força de uma liminar concedida à Tractebel, em ação cautelar que tramita na Comarca de Campo Grande - MS.

Considerando a condição atual de operação da UTE William Arjona, os custos com a aquisição de gás, mesmo com a majoração de preço, seriam recuperados através dos Encargos do Serviço do Sistema (ESS), portanto, não haveria impactos relevantes no resultado da Companhia:

04.01 - NOTAS EXPLICATIVAS

INFORMAÇÃO SUPLEMENTAR

Demonstração do Fluxo de Caixa - Controladora

	2007		2006	
	3º trimestre	Acumulado	3º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	272.913	744.562	257.753	790.321
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	44.620	132.051	39.696	119.140
Resultado de equivalência patrimonial	(44.473)	(148.060)	(27.998)	(82.948)
Amortização de ágio	1.686	5.060	1.687	5.060
Variação monetária e cambial, líquida	(7.534)	(25.889)	3.533	(11.231)
Juros líquidos	12.354	27.602	14.516	33.703
Obrigações estimadas com fornecedores	-	-	8.861	8.861
Constituição (reversão) de provisão operacional, líquida	8.032	16.901	6.393	(2.392)
Aplicações de recursos em P & D	7.581	19.884	5.771	26.612
Imposto de renda e Contribuição Social diferidos	(4.456)	(10.719)	(4.294)	46.324
Resultado na baixa de bens do imobilizado	185	1.346	(12)	(17.058)
Outros	52	(1.344)	52	156
	290.960	**761.394**	**305.958**	**916.548**
Redução (aumento) nos ativos				
Consumidores e concessionárias	14.957	1.409	(16.854)	5.630
Recursos vinculados a pagamento de obrigações	13.002	21.643	(26.000)	(26.000)
Adiantamento a fornecedores	(1.012)	(2.483)	1.724	1.028
Alienações, serviços e gastos reembolsáveis	(511)	(1.112)	506	3.075
Tributos e contribuições sociais a recuperar	(2.521)	5.846	(60.994)	(85.646)
Cauções e depósitos vinculados/judiciais	(33.586)	11.808	(23.350)	(57.900)
Almoxarifado	(2.411)	584	(11.727)	(9.415)
Despesas antecipadas	1.807	(2.186)	(2.649)	5.940
Outros	(3.140)	1.071	(505)	2.075
	(13.415)	**36.580**	**(139.849)**	**(161.213)**
Aumento (redução) nos passivos				
Fornecedores	10.427	7.685	25.055	55.867
Empréstimos, financiamentos e debêntures	21.865	20.998	15.356	11.862
Tributos e contribuições sociais	98.186	193.924	30.834	18.116
Obrigações estimadas	(5.099)	(11.113)	(8.252)	(6.449)
Benefícios pós-emprego	(6.873)	(22.015)	(7.153)	(23.338)
Provisão para contingências	(1.884)	(3.795)	(4.266)	(7.605)
Pesquisa e desenvolvimento	(2.979)	(10.845)	-	-
Devolução de adicional tarifário	(1.927)	(8.205)	14.588	14.588
Outros	(4.073)	6.516	(5.242)	(16.380)
	107.643	**173.150**	**60.920**	**46.661**
Recursos provenientes das atividades operacionais	**385.188**	**971.124**	**227.029**	**801.996**
Atividades de investimento				
Aplicações em investimentos	(565)	(333.368)	-	(2.000)
Dividendos recebidos de controladas	85.500	157.072	-	78.860
Aplicação no imobilizado	(18.437)	(42.046)	(19.036)	(40.033)
Recursos (utilizados nas) provenientes das atividades de investimentos	**66.498**	**(218.342)**	**(19.036)**	**36.827**

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(26.597)	(95.757)	(18.590)	(112.893)
Liquidações de operações de *swap*	(684)	(4.261)	(2.092)	(33.176)
Debêntures	-	353.423	-	-
Pagamentos de dividendos e juros sobre o capital próprio	(12.437)	(501.959)	(16.242)	(513.941)
Recursos utilizados nas atividades de financiamento	**(39.718)**	**(248.554)**	**(36.924)**	**(660.010)**
Total dos efeitos no caixa e equivalentes	**411.968**	**504.228**	**171.069**	**178.813**
Caixa e equivalentes				
Saldo inicial	286.066	193.806	212.363	204.619
Saldo final	698.034	698.034	383.432	383.432
	411.968	**504.228**	**171.069**	**178.813**
Pagamentos efetuados no período				
Juros de empréstimos, financiamentos e debêntures	4.613	44.209	6.474	55.509
Imposto de renda e contribuição social	24.796	87.144	5.392	84.133
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	9.069	9.069	-	370
Juros sobre o capital próprio e dividendos creditados	360.066	448.066	438.000	438.000
Ajuste de exercícios anteriores	-	-	-	29.653

04.01 - NOTAS EXPLICATIVAS

Demonstração do Fluxo de Caixa - Consolidado

	2007		2006	
	3º trimestre	Acumulado	3º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	272.913	744.562	257.753	790.321
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	57.723	171.655	52.055	156.099
Amortização de ágio	1.686	5.060	1.687	5.060
Variação monetária e cambial, líquida	(3.208)	(18.060)	7.794	(4.161)
Juros líquidos	16.590	39.743	18.022	44.302
Obrigações estimadas com fornecedores	-	-	8.861	8.861
Constituição (reversão) de provisão operacional, líquida	9.026	17.804	6.829	(1.781)
Aplicações de recursos em P & D	8.575	22.731	6.683	29.381
Imposto de renda e contribuição social diferidos	(4.690)	(9.915)	(2.730)	47.691
Resultado na baixa de bens do imobilizado	185	1.346	489	(16.645)
Outros	203	(1.193)	788	7.837
	359.003	973.733	358.231	1.066.965
Redução (aumento) nos ativos				
Consumidores e concessionárias	19.438	5.210	(18.679)	(17.092)
Recursos vinculados a pagamento de obrigações	13.002	21.643	(26.000)	(26.000)
Alienações, serviços e gastos reembolsáveis	(300)	8.268	533	3.068
Tributos e contribuições sociais a recuperar	(2.082)	4.003	(56.223)	(82.917)
Cauções e depósitos vinculados/judiciais	(35.105)	10.135	(27.996)	(69.245)
Almoxarifado	(2.293)	744	(11.935)	(9.425)
Despesas antecipadas	1.215	(2.402)	(2.769)	5.878
Outros	(4.255)	(2.143)	857	5.326
	(10.380)	45.458	(142.212)	(190.407)
Aumento (redução) nos passivos				
Fornecedores	11.779	6.483	29.375	81.679
Empréstimos, financiamentos e debêntures	29.664	31.426	19.139	19.023
Tributos e contribuições sociais	109.191	247.093	31.770	22.025
Obrigações estimadas	(5.016)	(11.056)	(8.156)	(6.339)
Benefícios pós-emprego	(6.873)	(22.015)	(7.153)	(23.338)
Provisão para contingências	(1.884)	(3.795)	(4.266)	(7.605)
Pesquisa e desenvolvimento	(2.927)	(10.712)	-	-
Devolução do adicional tarifário	(1.927)	(8.205)	14.588	14.588
Outros	(4.625)	6.278	(3.240)	(17.021)
	127.382	235.497	72.057	83.012
Recursos provenientes das atividades operacionais	476.005	1.254.688	288.076	959.570
Atividades de investimento				
Aumento em investimentos, líquido das disponibilidades	(500)	(333.293)	-	-
Aplicação no imobilizado e diferido	(109.700)	(226.851)	(20.321)	(43.650)
Recursos utilizados nas atividades de investimentos	(110.200)	(560.144)	(20.321)	(43.650)

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(38.788)	(142.429)	(30.699)	(157.330)
Liquidações de operações de *swap*	(684)	(4.261)	(10.078)	(56.122)
Financiamentos e debêntures	69.720	529.134	-	-
Pagamentos de dividendos e juros s/capital próprio	(12.437)	(501.959)	(16.242)	(513.941)
Recursos provenientes das (utilizados nas) atividades de financiamento	**17.811**	**(119.515)**	**(57.019)**	**(727.393)**
Total dos efeitos no caixa e equivalentes	**383.616**	**575.029**	**210.736**	**188.527**
Caixa e equivalentes				
Saldo inicial	471.573	280.160	286.928	309.137
Saldo final	855.189	855.189	497.664	497.664
	383.616	575.029	210.736	188.527
Pagamentos efetuados no período				
Juros de empréstimos, financiamentos e debêntures	11.604	73.600	14.339	87.581
Imposto de renda e contribuição social	33.522	128.320	21.656	127.415
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	12.200	12.332	289	962
Juros sobre o capital próprio e dividendos creditados	360.066	448.066	438.000	438.000
Ajuste de exercícios anteriores	-	-	-	29.953

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Antonio Alberto Gouvêa Vieira
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente do Departamento de Contabilidade
Contador – CRC RJ 072259/O-5 S-SC

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2007	4 - 30/06/2007
1	Ativo Total	6.537.866	6.082.547
1.01	Ativo Circulante	1.351.725	957.810
1.01.01	Disponibilidades	855.189	471.573
1.01.01.01	Numerário Disponível	78.545	19.315
1.01.01.02	Aplicações Financeiras	776.644	452.258
1.01.02	Créditos	441.959	434.143
1.01.02.01	Clientes	361.239	378.664
1.01.02.01.01	Consumidores,Concess. e Permissionárias	361.239	378.664
1.01.02.02	Créditos Diversos	80.720	55.479
1.01.02.02.01	Tributos e Contrib.Sociais a Compensar	20.531	20.377
1.01.02.02.02	Cauções e Depósitos Vinculados	42.576	8.100
1.01.02.02.03	Recursos Vinculados ao Pgto Obrigações	0	13.002
1.01.02.02.04	Outros	17.613	14.000
1.01.03	Estoques	22.879	20.586
1.01.04	Outros	31.698	31.508
1.01.04.01	Despesas Pagas Antecipadamente	5.423	6.639
1.01.04.02	Ativo Fiscal Diferido	21.190	19.741
1.01.04.03	Outros	5.085	5.128
1.02	Ativo Não Circulante	5.186.141	5.124.737
1.02.01	Ativo Realizável a Longo Prazo	478.309	465.186
1.02.01.01	Créditos Diversos	132.821	128.302
1.02.01.01.01	Concessionárias e Permissionárias	7.616	9.629
1.02.01.01.02	Alienação de Bens e Direitos	76.924	72.945
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	15.920	13.963
1.02.01.01.04	Cauções e Depósitos Vinculados	31.832	30.908
1.02.01.01.05	Outros	529	857
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	345.488	336.884
1.02.01.03.01	Depósitos Judiciais	145.972	140.558
1.02.01.03.02	Ativo Fiscal Diferido	198.566	195.324
1.02.01.03.03	Outros	950	1.002
1.02.02	Ativo Permanente	4.707.832	4.659.551
1.02.02.01	Investimentos	96.065	97.252
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	0	0
1.02.02.01.04	Participações em Controladas - Ágio	64.754	66.440
1.02.02.01.05	Outros Investimentos	31.311	30.812

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2007	4 -30/06/2007
1.02.02.02	Imobilizado	4.503.867	4.452.242
1.02.02.03	Intangível	76.056	76.786
1.02.02.04	Diferido	31.844	33.271

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2007	4 - 30/06/2007
2	Passivo Total	6.537.866	6.082.547
2.01	Passivo Circulante	1.433.133	958.014
2.01.01	Empréstimos e Financiamentos	257.758	268.512
2.01.02	Debêntures	48.876	29.529
2.01.03	Fornecedores	243.878	232.100
2.01.04	Impostos, Taxas e Contribuições	274.842	180.216
2.01.05	Dividendos a Pagar	438.296	78.250
2.01.05.01	Dividendos e Juros s/ Capital Próprio	438.296	78.250
2.01.06	Provisões	42.175	42.554
2.01.06.01	Obrigações Estimadas	32.827	34.009
2.01.06.02	Contingências	9.348	8.545
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	127.308	126.853
2.01.08.01	Benefícios Pós-Emprego	19.094	19.536
2.01.08.02	Operações com Derivativos - Swap Cambial	24.083	21.149
2.01.08.03	Obrigações com Programas de P&D	47.173	41.506
2.01.08.04	Outros	36.958	44.662
2.02	Passivo Não Circulante	2.043.666	1.976.312
2.02.01	Passivo Exigível a Longo Prazo	2.043.666	1.976.312
2.02.01.01	Empréstimos e Financiamentos	732.264	686.654
2.02.01.02	Debêntures	669.456	665.654
2.02.01.03	Provisões	65.696	62.722
2.02.01.03.01	Obrigações Estimadas	1.724	1.054
2.02.01.03.02	Contingências	63.972	61.668
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	576.250	561.282
2.02.01.06.01	Tributos e Contribuições Sociais	9.477	7.251
2.02.01.06.02	Concessões a Pagar	221.927	213.673
2.02.01.06.03	Benefícios Pós-Emprego	306.105	301.641
2.02.01.06.04	Passivo Fiscal Diferido	36.535	36.535
2.02.01.06.05	Outros	2.206	2.182
2.02.02	Resultados de Exercícios Futuros	0	0
2.03	Part. de Acionistas Não Controladores	0	0
2.04	Patrimônio Líquido	3.061.067	3.148.221
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	227.111	227.111

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2007	4 -30/06/2007
2.04.04.01	Legal	197.214	197.214
2.04.04.02	Estatutária	0	0
2.04.04.03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.897	29.897
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	296.495	383.649
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2007 a 30/09/2007	4 - 01/01/2007 a 30/09/2007	5 - 01/07/2006 a 30/09/2006	6 - 01/01/2006 a 30/09/2006
3.01	Receita Bruta de Vendas e/ou Serviços	928.674	2.502.532	772.091	2.209.941
3.01.01	Suprimento de Energia Elétrica	687.620	1.815.440	585.829	1.695.939
3.01.02	Fornecimento de Energia Elétrica	234.990	676.151	183.765	505.946
3.01.03	Outras Receitas	6.064	10.941	2.497	8.056
3.02	Deduções da Receita Bruta	(74.314)	(240.942)	(77.254)	(219.315)
3.02.01	Impostos e Contribuições	(65.739)	(218.211)	(70.361)	(198.227)
3.02.02	Pesquisa e Desenvolvimento	(8.575)	(22.731)	(6.893)	(21.088)
3.03	Receita Líquida de Vendas e/ou Serviços	854.360	2.261.590	694.837	1.990.626
3.04	Custo de Bens e/ou Serviços Vendidos	(309.509)	(825.522)	(300.073)	(733.605)
3.04.01	Energia Elétrica Comprada de Terceiros	(70.103)	(180.480)	(87.649)	(208.117)
3.04.02	Transações no Âmbito da CCEE	(35.364)	(173.740)	(86.352)	(140.814)
3.04.03	Custo de Produção de Energia Elétrica	(201.345)	(464.085)	(123.428)	(377.392)
3.04.04	Custo dos Serviços Prestados	(2.697)	(7.217)	(2.644)	(7.282)
3.05	Resultado Bruto	544.851	1.436.068	394.764	1.257.021
3.06	Despesas/Receitas Operacionais	(133.104)	(355.292)	(57.486)	(275.515)
3.06.01	Com Vendas	(54.906)	(161.061)	(54.339)	(156.027)
3.06.02	Gerais e Administrativas	(33.202)	(96.296)	(27.926)	(92.028)
3.06.03	Financeiras	(41.839)	(94.382)	(50.880)	(115.830)
3.06.03.01	Receitas Financeiras	28.721	73.974	26.042	86.410
3.06.03.02	Despesas Financeiras	(70.560)	(168.356)	(76.922)	(202.240)
3.06.04	Outras Receitas Operacionais	(1.471)	1.507	86.275	102.059
3.06.04.01	Ganhos em Ação Judicial	0	0	88.687	88.687
3.06.04.02	Const./Reversão Prov.Operac., líquida	(1.471)	1.507	(2.412)	13.372
3.06.05	Outras Despesas Operacionais	0	0	(8.929)	(8.929)
3.06.05.01	Devolução de Adicional Tarifário	0	0	(8.929)	(8.929)
3.06.06	Resultado da Equivalência Patrimonial	(1.686)	(5.060)	(1.687)	(4.760)
3.06.06.01	Equivalência Patrimonial	0	0	0	300

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2007 a 30/09/2007	4 - 01/01/2007 a 30/09/2007	5 - 01/07/2006 a 30/09/2006	6 - 01/01/2006 a 30/09/2006
3.06.06.02	Amortização de Ágio na Partic. Empresas	(1.686)	(5.060)	(1.687)	(5.060)
3.07	Resultado Operacional	411.747	1.080.776	337.278	981.506
3.08	Resultado Não Operacional	(184)	(1.300)	135	17.269
3.08.01	Receitas	187	790	702	46.620
3.08.02	Despesas	(371)	(2.090)	(567)	(29.351)
3.09	Resultado Antes Tributação/Participações	411.563	1.079.476	337.413	998.775
3.10	Provisão para IR e Contribuição Social	(143.340)	(344.829)	(82.390)	(160.763)
3.10.01	Imposto de Renda	(105.090)	(252.840)	(60.370)	(113.150)
3.10.02	Contribuição Social	(38.250)	(91.989)	(22.020)	(47.613)
3.11	IR Diferido	4.690	9.915	2.730	(47.691)
3.11.01	Imposto de Renda	3.482	7.976	2.006	(14.614)
3.11.02	Contribuição Social	1.208	1.939	724	(33.077)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Part. de Acionistas Não Controladores	0	0	0	0
3.15	Lucro/Prejuízo do Período	272.913	744.562	257.753	790.321
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,41810	1,14067	0,39488	1,21077
	PREJUÍZO POR AÇÃO (Reais)				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

A receita de fornecimento de energia, a partir de janeiro de 2007, passou a ser registrada líquida do ICMS recolhido por substituição tributária incidente sobre operações de vendas interestaduais. Até 31.12.2006, este imposto vinha sendo apresentado no grupo "Deduções à receita operacional". De modo a facilitar a análise comparativa entre os períodos demonstrados, a receita operacional bruta e as deduções à receita bruta relativas ao 3T06 foram reclassificadas, passando, respectivamente, de R$ 787.068 e R$ 92.231, para R$ 772.091 e R$ 77.254 (R$ 655.312 e R$ 55.924 para R$ 651.360 e R$ 51.972 na controladora). No período de 9M06, os referidos grupos de contas passaram, respectivamente, de R$ 2.249.440 e R$ 258.814 para R$ 2.209.941 e R$ 219.315 (R$ 1.952.506 e R$ 169.988 para R$ 1.937.581 e R$ 155.063 na controladora).

Consolidado

A receita operacional bruta no 3T07 foi de R$ 928.674, 20,3% superior à do mesmo período do ano anterior, que foi de R$ 772.091, reflexo, principalmente, da exportação substancial de energia para a Argentina e, em menor grau, do aumento da quantidade e preço médio da energia vendida.

Neste trimestre, a exportação de energia para a Argentina e o Uruguai alcançou R$ 125.734, ante a R$ 8.251 do mesmo período do ano anterior. Este aumento ocorreu em função de maior despacho de energia para atendimento da grande demanda de energia para a Argentina.

A receita de suprimento de energia atingiu R$ 687.620, 17,4% superior à registrada no 3T06, que foi de R$ 585.829, e a receita de fornecimento de energia (atendimento a consumidores livres) foi de R$ 234.990, representando um crescimento de 27,9% ante a do mesmo trimestre de 2006, que foi de R$ 183.765, o que reflete os esforços da Companhia em ampliar o portfólio de clientes livres.

As vendas consolidadas no 3T07 totalizaram 8.618 GWh (3.903 MW médios), um aumento de 3,2% em relação aos 8.352 GWh (3.782 MW médios) vendidos em igual período do ano anterior. O preço médio bruto de venda no 3T07 foi 16,3% superior àquele verificado no 3T06.

Volume de Vendas - MW médios


3.782
3.903
3.682
3.759
3T06
3T07
9M06
9M07

Excluindo-se a exportação para a Argentina e o Uruguai, as vendas no 3T07 somaram 7.979 GWh (3.614 MW médios), inferior em 3,9% às do mesmo trimestre de 2006, que foram de 8.307 GWh (3.672 MW médios).

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Controladora

A receita operacional bruta no 3T07 foi de R$ 822.686, 26,3% superior a do mesmo período de 2006, que foi de R$ 651.360.

As vendas neste trimestre foram de 7.805 GWh (3.535 MW médios), um incremento de 10,1% se comparado aos 7.091 GWh (3.212 MW médios) do mesmo período de 2006. O preço médio bruto de venda no 3T07 foi 13,3% superior àquele verificado no 3T06, influenciado, principalmente, pelo preço da venda para exportação de energia para a Argentina.

Deduções da Receita Operacional Bruta

As deduções sobre a receita bruta, que se referem substancialmente a tributos incidentes sobre as vendas, reduziram em 3,8% entre os períodos comparados, passando de R$ 77.254 para R$ 74.314. Essa redução deve-se ao fato de que em junho de 2007, em função de alteração na estrutura organizacional da controlada Tractebel Energia Comercializadora Ltda., o ICMS incidente sobre o faturamento de energia elétrica para consumidores livres de São Paulo, no montante de R$ 11.000, antes registrado como "ICMS dedução da receita", passou a ser cobrado por substituição tributária e deduzido diretamente da receita de fornecimento de energia elétrica.

Receita Operacional Líquida

Consolidado

No 3T07 a receita líquida registrou um avanço de 23,0% em comparação com o mesmo trimestre de 2006, evoluindo de R$ 694.837 para R$ 854.360. Esse crescimento decorreu, basicamente, do aumento da receita operacional bruta, conforme comentado anteriormente.

O preço médio da energia vendida, já líquido das deduções sobre a receita bruta (ICMS, PIS COFINS e recursos destinados a Pesquisa e Desenvolvimento - P&D), atingiu R$ 96,94/MWh no 3T07, 17,9% superior ao preço relativo ao 3T06. Adicionalmente, desconsiderando-se as exportações para a Argentina e o Uruguai, o preço médio da energia vendida no 3T07 foi de R$ 88,95/MWh, 8,9% maior que a de igual período de 2006.


Receita Operacional Líquida - R$ milhões
695
854
1.991
2.262
3T06
3T07
9M06
9M07


Preço Médio de Venda – R$/MWh
81,7
89,0
80,3
87,0
3T06
3T07
9M06
9M07

Nota:
Valores líquidos de deduções e desconsideram exportações.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Controladora

A receita líquida neste trimestre foi de R$ 761.444, 27,0% superior a do mesmo trimestre do ano anterior, que foi de R$ 599.388, crescimento consistente com o da receita operacional bruta.

Custos de energia elétrica e serviços

Os custos de energia elétrica e serviços consolidados alcançaram R$ 309.509 no 3T07 (R$ 315.314 na controladora), representando um crescimento de 3,1% sobre o valor do 3T06 (9,2% na controladora), que foi de R$ 300.073 (R$ 288.724 na controladora). Esta evolução decorreu, principalmente, do comportamento dos principais componentes a seguir:

- Energia elétrica comprada de terceiros: redução de R$ 17.546 no consolidado, devido ao menor volume de compra de energia para comercialização. Na controladora o montante do 3T07 ficou superior em R$ 2.306, em função, basicamente, de reajuste de preço ocorrido entre os períodos comparados.
- Transações no âmbito da Câmara de Comercialização de Energia Elétrica - CCEE: redução de R$ 50.988 (R$ 49.528 na controladora), em função, principalmente, da combinação dos seguintes fatores: (i) queda de R$ 81.292, devido, substancialmente, a uma menor exposição na CCEE em função dos efeitos da sazonalização (processo de alocação mensal da energia assegurada anual nas usinas hidrelétricas), em comparação com o mesmo período de 2006; (ii) aumento de R$ 22.233, em decorrência de maior exposição na CCEE em razão de destinação de energia termelétrica para exportação. Este incremento de custo da exposição foi integralmente repassado para o preço de exportação e está refletido na receita de venda de energia; (iii) aumento de R$ 11.961 na receita resultante do Mecanismo de Realocação de Energia (MRE), pelo maior despacho de energia das usinas hidrelétricas requerido pelo Operador Nacional do Sistema Elétrico (ONS); e (iv) redução de R$ 14.509 na receita, em função de menor despacho de energia da Usina Termelétrica William Arjona em virtude de reforço de transmissão na região de Campo Grande (MS), a partir de novembro de 2006
- Combustíveis para produção de energia elétrica: aumento de R$ 54.447 no consolidado (R$ 54.289 na controladora), devido, principalmente, à combinação dos seguintes fatores: (i) aumento do consumo de carvão, no valor de R$ 69.613, para atendimento à grande demanda de exportação de energia para Argentina; e (ii) menor consumo de gás natural na Usina Termelétrica Willian Arjona, no montante de R$ 15.330, ocasionado pelo despacho minimizado de energia da usina.
- Compensação financeira pela utilização de recursos hídricos: crescimento de R$ 18.799 no consolidado (R$ 17.109 na controladora), em decorrência do expressivo aumento no despacho da energia gerada nas usinas hidrelétricas requerido ONS, em comparação com o mesmo trimestre do ano anterior, que foi influenciado pela forte estiagem que atingiu a Região Sul do país. Este incremento foi parcialmente compensado pelo aumento da receita auferida no MRE, conforme anteriormente mencionado.
- Depreciação: aumento no consolidado de R$ 5.938 (R$ 4.825 na controladora) em razão de ajuste na vida útil de certos ativos de usinas hidrelétricas.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Despesas com vendas

As despesas com vendas compõem-se, substancialmente, dos encargos de uso e conexão na rede elétrica e totalizaram R$ 54.906 no consolidado (R$ 44.925 na controladora) no 3T07, em linha com o registrado no mesmo período do ano anterior, que foi de R$ 54.339 (R$ 43.777 na controladora).

Despesas gerais e administrativas

As despesas gerais e administrativas no consolidado passaram de R$ 27.926 (R$ 20.286 na controladora) no 3T06 para R$ 33.202 (R$ 29.133 na controladora) no 3T07, 18,9% superior, em decorrência, principalmente, do reconhecimento do bônus dos administradores e da provisão para o Programa de Desligamento Voluntário (PDV) implementado pela Companhia, fatos estes não ocorridos no mesmo trimestre do ano anterior, bem como do aumento da provisão para participação nos resultados dos empregados e nas despesas com serviços prestados por terceiros, principalmente na controladora, devido à captação de recursos referentes à 2ª emissão de debêntures.

Ganhos em Ação Judicial

No 3T06 foi reconhecido o ganho de R$ 88.687 (R$ 87.535 na controladora), decorrente do trânsito em julgado de decisão favorável ao afastamento da base de cálculo da contribuição ao PIS e COFINS.

Devolução do Adicional Tarifário

No 3T06, a Companhia, por determinação da ANEEL, reconheceu a despesa de R$ 8.929, em razão da obrigatoriedade de devolução de adicional tarifário, anteriormente cobrado de clientes para compensar diferenças de PIS e COFINS decorrentes de alterações na legislação fiscal.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA consolidado deste trimestre alcançou R$ 512.995, o maior valor já alcançado pela Companhia (R$ 460.687 na controladora), com aumento de 16,1% (17,8% na controladora) em relação ao mesmo período do ano anterior. A margem EBITDA no 3T07 foi de 60,0% (60,5% na controladora) e a 3T06 foi de 63,6% (65,3% na controladora).

Consolidado


EBITDA (R$ milhões) e Margem EBITDA (%)
442
513
64%
60%
3T06
3T07
EBITDA
Margem EBITDA

Controladora


EBITDA (R$ milhões) e Margem EBITDA (%)
391
461
65%
61%
3T06
3T07
EBITDA
Margem EBITDA

Resultado Financeiro

Receitas financeiras: aumento no consolidado de R$ 2.679 (R$ 671 na controladora) no 3T07 em relação ao mesmo trimestre do ano anterior, passando de R$ 26.042 (R$ 22.526 na controladora) para R$ 28.721 (R$ 23.197 na controladora), devido, principalmente, ao aumento na renda de aplicações financeiras, reflexo de um maior volume de recursos disponíveis para aplicação no 3T07.

Despesas financeiras: o decréscimo de R$ 6.362 (R$ 6.324 na controladora) no 3T07 em comparação com o mesmo período de 2006, passando de R$ 76.922 (R$ 54.451 na controladora) para R$ 70.560 (R$ 48.127 na controladora), decorre, substancialmente, da combinação dos seguintes fatores: (i) aumento da receita de variação cambial de empréstimos e financiamentos, líquida do resultado de operação de *hedge* cambial, no valor de R$ 15.515 (R$ 14.779 na controladora), em razão da desvalorização das moedas que compõem a dívida frente ao Real; e (ii) aumento da despesa de variação monetária de empréstimos, financiamentos, debêntures e concessão ANEEL, no valor de R$ 7.241 (R$ 6.024 na controladora), devido, principalmente, à emissão de debêntures no 2T07 indexada ao IPCA e à maior variação do IGP-M, neste trimestre, em relação ao mesmo período de 2006.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Imposto de Renda e Contribuição Social

O crescimento de R$ 58.990 (R$ 56.201 na controladora) ocorreu, principalmente, pelo fato de a Companhia ter creditado juros sobre o capital próprio no 3T06, no valor de R$ 114.000, resultando na redução da despesa de imposto de renda e contribuição social, no montante de R$ 38.760, na controladora e no consolidado, bem como em função do crescimento do lucro do 3T07 em comparação com o 3T06.

Lucro Líquido

No 3T07 o lucro líquido alcançou R$ 272.913, superior 5,9% ao do mesmo período de 2006, que foi de R$ 257.753, reflexo dos efeitos anteriormente mencionados. Cabe destacar que o lucro do 3T07 teve um impacto positivo de R$ 85.653, líquido de impostos, em decorrência do resultado da exportação de energia para a Argentina e da redução da despesa com transações na Câmara de Comercialização de Energia Elétrica (CCEE), esta resultante da sazonalização, conforme descrito no item "Transações no âmbito da CCEE. No 3T06 o lucro também foi positivamente influenciado pelo reconhecimento do ganho de ação judicial transitada em julgado em favor da Companhia, no valor de R$ 58.533, líquido de impostos, e da redução do imposto de renda e da contribuição social, no montante de R$ 38.760, devido ao crédito de juros sobre o capital próprio. Excluindo-se os efeitos acima informados, o aumento do lucro nos trimestres comparados seria de 16,6%.

No período de 9M07 o lucro líquido atingiu R$ 744.562, representando uma queda de 5,8% em relação ao mesmo período do ano anterior, que encerrou em R$ 790.321. Vale ressaltar que o lucro do período de 9M07 foi positivamente influenciado, no montante de R$ 37.576, líquido de impostos, em função do resultado da exportação de energia para a Argentina. No período de 9M06, o lucro também teve impacto positivo de R$ 164.588, devido ao resultado apurado na venda de participação remanescente do Projeto Jacuí e do ganho de ação judicial transitada em julgado em favor da Companhia.

Lucro Líquido - R$ milhões


790
164
626
745
258
97
161
273
3T06
3T07
9M06
9M07
Não recorrente

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,34
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	18,08
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.527.997		344.527.997	
03	COMPANHIA ENERGÉTICA SÃO SALVADOR - CESS	04.848.623/0001-70	ABERTA CONTROLADA	99,99	8,79
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		268.943.147		268.943.147	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% do CDI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2007/013
4 - DATA DO REGISTRO CVM	19/06/2007
5 - SÉRIE EMITIDA	U
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	15/05/2007
9 - DATA DE VENCIMENTO	15/05/2014
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IPCA + 7% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	350.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	35.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	35.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

15.01 - PROJETOS DE INVESTIMENTO

Projeto realizado por empresa controlada

Usina Hidrelétrica São Salvador

A Tractebel Energia detém o controle acionário da Companhia Energética São Salvador – CESS uma SPC – Sociedade de Propósito Específico, que está construindo a Usina Hidrelétrica São Salvador - UHE São Salvador.

As principais características do empreendimento são as seguintes:

Localização:	Rio Tocantins, na divisa dos Municípios de São Salvador do Tocantins e Paranã, no Estado de Tocantins
Potência nominal instalada:	243,2 MW
Energia assegurada:	148,5 MW médios
Unidades geradoras:	2 unidades de 121,6 MW
Investimentos Previstos:	aproximadamente R$ 850 milhões
Fontes de recursos:	Cerca de 33% próprios e 67% BNDES
Estágio:	Obra iniciada em 2006, com previsão de início da operação comercial no início de 2009

Em outubro de 2006, a CESS comercializou no 3º Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada – ACR.

A CESS firmou contratos de financiamentos em 19.03.2007 com o BNDES e Agentes Financeiros (repasse BNDES), no valor total de R$ 570 milhões, dos quais R$ 228 milhões já foram liberados até 30.09.2007.

Pela outorga da concessão onerosa da UHE São Salvador, a CESS pagará à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL, o valor original de R$ 555.000, em parcelas mensais proporcionais ao valor anual reajustado. De acordo com o Segundo Termo Aditivo ao Contrato de Concessão nº 017/2002, de 18.07.2007, o início do pagamento dar-se-á a partir da operação comercial da 1ª unidade geradora do UHE São Salvador, ou a partir do início da entrega da energia objeto de Contratos de Comercialização de Energia no Ambiente Regulado – CCEAR, o que ocorrer primeiro, até o término da concessão, em abril de 2037.

Ainda conforme o referido aditivo, este valor será atualizado anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M até a data do aditivo contratual, em 18.07.2007, e a partir desta data, pela variação do Índice Nacional de Preços ao Consumidor Amplo – IPCA.

Os valores contratuais atualizados, até 30.09.2007, são os seguintes:

Valor anual	32.708
Parcelas mensais (1/12)	2.726
Valor presente da Concessão	279.576

15.01 - PROJETOS DE INVESTIMENTO

O valor presente da Concessão foi calculado com base na taxa de desconto de 10% a.a., tradicionalmente utilizada no setor elétrico brasileiro, considerando os pagamentos no período de 01.01.2009 a 23.04.2037.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 30.09.2007.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.512.625	68,71	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.781.369	78,71	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 30.09.2007.

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga
Telfin S.A.	1	0,01	Belga
	668.322.229	100,00	

Adicionalmente informamos que a Suez-Tractebel S.A., em reorganização societária ocorrida no final do mês de julho de 2007, passou a ser subsidiária integral da Electrabel S.A., a qual é subsidiária da Suez S.A, que detém 96,10% das ações dessa Companhia.

A Suez S.A, com sede em Paris – França, tem como principal acionista o Groupe Bruxelles Lambert (GBL), com 9,6% de participação em seu capital total. Pelo conhecimento da Companhia, nenhum outro acionista possui participação acionária superior a 5% do capital total da Suez S.A.

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdalla Filho	745.685.582	99,99	Brasileira
José Pais Rangel	1.019	0,01	Brasileira
	745.686.601	100,00	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 30.09.2007:

	30.09.2007		30.09.2006	
Acionista	**Quantidade de ações ordinárias**	**% do capital**	**Quantidade de ações ordinárias**	**% do capital**
Controladora				
Suez Energy South America Partic. Ltda.	448.512.625	68,71	448.512.625	68,71
Conselho de Administração	125.602	0,02	91.855	0,02
Diretoria Executiva	24.929	-	24.929	-
Conselho Fiscal	-	-	-	-
	448.663.156	**68,73**	**448.629.409**	**68,73**

3. Quantidade de ações em circulação em 30.09.2007

	Quantidade de ações ordinárias	%
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.663.156)	(68,73)
Total de ações em circulação	**204.079.036**	**31,27**

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia está de acordo com as regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa e, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado."

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. e controladas, referentes ao trimestre e período de nove meses findos em 30 de setembro de 2007, elaboradas de acordo com as práticas contábeis adotadas no Brasil e sob a responsabilidade da Administração da Sociedade e de suas controladas, compreendendo os balanços patrimoniais (individual e consolidado), as respectivas demonstrações do resultado e o relatório de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil em conjunto com o Conselho Federal de Contabilidade e constituiu principalmente, em: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Sociedade e de suas controladas quanto aos critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Sociedade e de suas controladas.

3. Com base em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR obrigatórias.

4. Nossa revisão foi conduzida com o objetivo de emitirmos relatório sobre revisão especial das Informações Trimestrais - ITR referidas no parágrafo 1, tomadas em conjunto. As demonstrações dos fluxos de caixa (individual e consolidada), contidas nas Notas Explicativas, referentes ao trimestre e período de nove meses findos em 30 de setembro de 2007, que estão sendo apresentadas para propiciar informações suplementares sobre a Sociedade e suas controladas, não são requeridas como parte integrante das Informações Trimestrais - ITR. Essas demonstrações dos fluxos de caixa foram submetidas aos procedimentos de revisão descritos no parágrafo 2 e, com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser efetuada nessas demonstrações suplementares,

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

para que estejam adequadamente apresentadas, em todos os seus aspectos relevantes, em relação às Informações Trimestrais - ITR referentes ao trimestre e período de nove meses findos em 30 de setembro de 2007 tomadas em conjunto.

5. Os balanços patrimoniais, individual e consolidado, levantados em 30 de junho de 2007, apresentados para fins de comparação, foram por nós revisados, conforme relatório de revisão especial, emitido em 14 de agosto de 2007, sem ressalvas. As demonstrações do resultado e as demonstrações suplementares dos fluxos de caixa referentes ao trimestre e período de nove meses findos em 30 de setembro de 2006, apresentadas para fins de comparação, foram revisadas por outros auditores independentes, os quais emitiram relatório de revisão especial, sem ressalvas, em 20 de outubro de 2006.

Rio de Janeiro, 5 de novembro de 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC 2SP 011.609/O-8 "F" SC

Marcelo Cavalcanti Almeida
Contador
CRC 1RJ 036.206/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

END